Form 10-K405, Exhibit 13
period 1995-12-31
LIBERTY HOMES INC
filed 1996-03-29
CIK 59240

                             THE COMPANY

LIBERTY HOMES, INC. and Subsidiaries design, manufacture and sell a broad line of single and multi-section manufactured homes to numerous independent dealers throughout most of the United States. The Company currently operates manufacturing plants in Syracuse, Indiana; Yoder, Kansas; Dorchester, Wisconsin; Leola, Pennsylvania; Sheridan, Oregon; Ocala, Florida; Statesville, North Carolina; and Hamilton, Alabama. Corporate offices, including engineering and design facilities, are located in Goshen, Indiana.

                       SELECTED FINANCIAL DATA
                as of or for the year ending December 31,
               (Amounts in Thousands Except per Share Data)

                                         1995           1994          1993             1992           1991
                                         ----           ----          ----             ----           ----
Net Sales                              $164,753       $125,035       $92,623          $66,831        $51,797
Net income                             $  6,356       $  4,824       $ 3,265          $ 1,330        $    68
Net income per share                      $1.42          $1.06          $.71             $.29           $.01

Total assets                           $ 69,127       $ 61,013       $56,043          $50,801        $48,235
Long term obligations                        --             --            --               --             --
Cash dividends per share:
  Class A common stock                     $.28           $.28          $.25             $.24           $.24
  Class B common stock                     $.28           $.28          $.25             $.23           $.20


       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES - Cash and cash equivalents and short term investments as of December 31, 1995 and 1994 totaled $25,857,000 and $27,544,000, respectively. Working capital was $30,827,000 at year end 1995 and $35,004,000 at year end 1994. There was no debt at December 31, 1995 and 1994. Historically, the Company's financing needs have been met through funds generated internally.

Capital expenditures during 1995 were $9,464,000 compared to $4,616,000 in 1994. Capital expenditures were made primarily to increase manufacturing capacity, adopt new manufacturing processes and to improve manufacturing efficiency.

Additionally, the Company continued its efforts to repurchase shares of its Class A and Class B Common Stock under a program approved by its Board of Directors in 1994. At the end of 1995, a total of 193,000 Class A Common Shares had been repurchased and cancelled. The Company plans to continue such repurchases on the open market or in negotiated transactions at management's discretion.

During 1996, the Company anticipates that cash flow from operations and cash reserves will be sufficient to meet the requirements for capital expenditures, working capital, stock repurchases and dividend payments. It also continues to pursue the sale of its idle plants in Georgia and Pennsylvania.

RESULTS OF OPERATIONS - The Company achieved record sales and income for 1995. Consumer confidence and the general availability of favorable home financing programs have provided growth opportunities to the industry and to the Company.

During 1995, the Company's Alabama facility, opened in November 1994, began contributing to the profitability of the Company while the re-opened Kansas facility experienced significant growth.

Net sales increased to $164,753,000 in 1995 from $125,035,000 in 1994, a
$39,718,000 or 32% increase. The net sales in 1994 were up $32,412,000 or 35% from $92,623,000 in 1993. The markets served by the Alabama and Kansas facilities provided the majority of 1995 growth while the Company's sales in the remaining markets grew at a more modest pace. Sales improvement in 1994 was evenly spread in all the Company's markets.

Gross profit in 1995, 1994 and 1993 was $24,172,000, $16,872,000 and
$14,843,000, respectively. The increases were principally due to increased sales volume which provided more dollars of gross profit but also spread fixed cost over a larger volume. Start up costs in the new Alabama facility negatively affected gross profit in 1994 and for a portion of 1995. The Company was unable to pass on some material cost increases in 1994 due to sales order backlogs which resulted in some erosion of margins in that year.

Selling, general and administrative expenses have grown in 1995 and 1994 as a result of the Company's expanded business. These expenses amounted to $15,183,000 in 1995, $11,883,000 in 1994 and $10,071,000 in 1993 or 9.2%,
9.5% and 10.8% of sales, respectively.

Interest and other income was $1,660,000 in 1995, $2,575,000 in 1994 and $875,000 in 1993. Included in the 1994 amount is $936,000 of gain on the sale of the Company's idle Texas facility. The remaining amounts are primarily from the investment of cash during the year and variances are due to varying interest rates and the amount of cash available to invest.

The Company generated net income in 1995 of $6,356,000 which was a $1,532,000 or 32% increase over 1994, which included a net after tax gain of $552,000 on the sale of the Company's Texas facility. Improved sales volume and margins provided most of this growth. Investment income was stable with a higher rate of return earned on a lower average investment amount. Start up operating losses in the Alabama facility were experienced in 1994 and part of 1995. However, for 1995, the facility contributed to the profitability of the Company. The net income for 1994 was $4,824,000, a $1,559,000 or 48% increase over net income of $3,265,000 in 1993.

The Alabama expansion in 1994 was done through Waverlee Homes, Inc., a majority owned subsidiary established in 1994. The minority interest in the consolidated earnings and financial position of the Company were immaterial in 1994.

                                 CAPITAL STOCK

The Company's Class A and Class B Common Stock are traded on the over-the-counter market on the NASDAQ National Market System. As of January 22, 1996, there were approximately 407 holders of record of the Company's Class A Common Stock and approximately 262 holders of record of the Company's Class B Common Stock. The following table shows the high and low bid of the price per share for the Company's Class A and Class B Common Stock for each of the quarters in 1995 and 1994 as reported by the National Association of Securities Dealers, Inc., as well as cash dividends declared in each quarter in 1995 and 1994. The high and low bid prices set forth below reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not represent actual transactions.


                                             PRICE PER SHARE ($)
                                             -------------------                             CASH DIVIDENDS
                                   1995                             1994                        PER SHARE
                                   ----                             ----                        ---------
                            HIGH           LOW              HIGH             LOW           1995          1994
                            ----           ---              ----             ---           ----          ----
First Quarter:
  Class A Common            9 3/4          8 3/8           10 7/8           9 1/2          $.07          $.07
  Class B Common            9              8 7/8           10 7/8           9 5/8          $.07          $.07
Second Quarter:
  Class A Common            9 3/8          8 3/8           10 1/2           9 1/8          $.07          $.07
  Class B Common            8 7/8          8 3/4           10 5/8           9              $.07          $.07
Third Quarter:
  Class A Common            9 7/8          8 1/2           10 1/4           9 1/4          $.07          $.07
  Class B Common            9 1/4          8 1/2           10               9 3/4          $.07          $.07
Fourth Quarter:
  Class A Common           13 1/4          9 3/8            9 7/8           8 5/8          $.07          $.07
  Class B Common           11 3/4          9 1/2            9 3/8           8 5/8          $.07          $.07


March 17, 1996

To Our Shareholders:

Net sales for 1995 were $164,753,000 compared to $125,035,000 in 1994.  The increase of $39,718,000 represents a 32% increase and results from continued overall market improvement and also the operation of the Company's Alabama plant opened in November, 1994, which came on line successfully. Net income increased by $1,532,000, or 32%, from the 1994 level of $4,824,000 to $6,356,000 in 1995. The increase in net income is the result of Company's increased sales and improved margins.

The Company completed the construction of a new production facility in Wisconsin during 1995 and began production in December, 1995. Additionally, a major renovation was completed in October, 1995 at the Indiana production facility.

We want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.


Edward J. Hussey
President

pkm

CONSOLIDATED BALANCE SHEET
December 31, 1995 and 1994 (Amounts in Thousands, Except per Share Data)


ASSETS

                                                                          1995                    1994
                                                                          ----                    ----
      CURRENT ASSETS:

          Cash and cash equivalents                                    $10,257                 $ 8,069

          Short term investments                                        15,600                  19,475

          Receivables                                                    7,328                   6,756

          Refundable income taxes                                          --                      988

          Inventories                                                   10,618                   9,361

          Deferred tax asset                                             1,841                   1,036

          Prepayments and other                                          1,009                     740
                                                                       -------                 -------

            Total current assets                                        46,653                  46,425
                                                                       -------                 -------

      PROPERTY, PLANT AND EQUIPMENT:

          Land                                                           1,041                   1,041

          Buildings and improvements                                    20,823                  14,902

          Machinery and equipment                                       15,359                  12,042
                                                                       -------                  ------

                                                                        37,223                  27,985

          Less accumulated depreciation                                 14,749                  13,397
                                                                       -------                 -------

                                                                        22,474                  14,588
                                                                       -------                 -------

                                                                       $69,127                 $61,013
                                                                       -------                 -------
                                                                       -------                 -------

The accompanying notes are an integral part of the consolidated financial statements.

LIBERTY HOMES, INC.

LIABILITIES

                                                                            1995                   1994
                                                                            ----                   ----
    CURRENT LIABILITIES:

          Accounts payable                                               $ 2,573                 $ 3,067

          Dividends payable                                                  306                     320

          Income taxes payable                                               236                      --

          Accrued compensation & payroll taxes                             2,024                   1,242

          Other accrued liabilities                                       10,687                   6,792
                                                                         -------                 -------

             Total current liabilities                                    15,826                  11,421
                                                                         -------                 -------

      DEFERRED INCOME TAXES                                                2,280                   2,290
                                                                         -------                 -------

      CONTINGENT LIABILITIES

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                                 103                     --

SHAREHOLDERS' EQUITY
      CAPITAL STOCK:
          Class A, $1 par value,
           Authorized - 7,500,000 shares
           Issued and outstanding -
           2,621,000 in 1995 and
           2,736,000 in 1994                                               2,621                   2,736

          Class B, $1 par value,
           convertible to Class A,
           authorized - 3,500,000 shares
           Issued and outstanding -
           1,757,000 in  1995 and
           1,795,000 in 1994                                               1,757                   1,795

      OTHER CAPITAL                                                           83                      83

      RETAINED EARNINGS                                                   46,457                  42,688
                                                                         -------                 -------

                                                                          50,918                  47,302
                                                                         -------                 -------

                                                                         $69,127                 $61,013
                                                                         -------                 -------
                                                                         -------                 -------

CONSOLIDATED STATEMENT OF INCOME
For the Years Ended December 31, 1995, 1994 and 1993
(Amounts in Thousands, Except per Share Data)

                                                      1995                  1994                 1993
                                                      ----                  ----                 ----
Net sales                                           $164,753              $125,035             $92,623
Cost of sales                                        140,581               108,163              77,780
                                                    --------              --------             -------
     Gross profit                                     24,172                16,872              14,843
Selling, general and
  administrative expenses                             15,183                11,883              10,071
                                                    --------              --------             -------
     Operating income                                  8,989                 4,989               4,772
Interest and other income                              1,660                 2,575                 875
                                                    --------              --------             -------
     Income before income taxes
       and minority interest                          10,649                 7,564               5,647
Minority interest in income
  of consolidated subsidiary                             103                   --                  --
Income tax expense                                     4,190                 2,740               2,382
                                                    --------              --------             -------
     Net income                                     $  6,356              $  4,824             $ 3,265
                                                    --------              --------             -------
                                                    --------              --------             -------
Net income per outstanding
     common share                                      $1.42                 $1.06                $.71
                                                    --------              --------             -------
                                                    --------              --------             -------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1995, 1994 and 1993
(Amounts in Thousands)

                                               Class A      Class B
                                                Common       Common        Other       Retained
                                                Stock        Stock        Capital      Earnings       Total
                                                -----        -----        -------      --------       -----
Balance, January 1, 1993                       $2,722       $1,849          $83        $37,343       $41,997
     Conversion from Class B
      to Class A                                   54          (54)                                      --
     Net income for the year                                                             3,265         3,265
     Cash dividends-$.25 per share
       for Class A & Class B                                                            (1,143)       (1,143)
                                               ------       ------         ----        -------       -------
Balance, December 31, 1993                      2,776        1,795           83         39,465        44,119
     Repurchase & Cancellation
       of Class A Shares                          (40)                                    (321)         (361)
     Net income for the year                                                             4,824         4,824
     Cash dividends-$.28 per share
       for Class A & Class B                                                            (1,280)       (1,280)
                                               ------       ------         ----        -------       -------
Balance, December 31, 1994                      2,736        1,795           83         42,688        47,302
     Conversion from Class B
       to Class A                                  38          (38)                                       --
     Repurchase and cancellation
       of Class A Shares                         (153)                                  (1,343)       (1,496)
     Net income for the year                                                             6,356         6,356
     Cash dividends-$.28 per share
      for Class A & Class B                                                             (1,244)       (1,244)
                                               ------       ------          ---        -------       -------
Balance December 31, 1995                      $2,621       $1,757         $ 83        $46,457       $50,918
                                               ------       ------          ---        -------       -------
                                               ------       ------          ---        -------       -------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1995, 1994 and 1993
(Amounts in Thousands)

                                                                    1995             1994             1993
                                                                    ----             ----             ----
Cash flows from operating activities:
      Net income                                                  $ 6,356          $ 4,824          $ 3,265
                                                                  -------          -------          -------
      Adjustments to reconcile net income to net
        cash provided by operating activities:
      Depreciation                                                  1,578            1,197              930
      Deferred income taxes                                          (815)            (869)             318
      Minority interest in net income                                 103               --               --
      Gain on sale of property, plant & equipment                      --             (944)              --

      Changes in assets and liabilities:
         Receivables                                                 (572)          (2,651)          (1,356)
         Refundable income taxes                                      988              881               --
         Inventories                                               (1,257)            (966)          (1,302)
         Prepayments and other                                       (269)             123             (617)
         Accounts payable                                            (494)           2,671            2,090
         Accrued liabilities                                        4,663              657              178
         Income taxes payable                                         236             (865)             865
                                                                  -------          -------          -------
           Total adjustments                                        4,161             (766)           1,106
                                                                  -------          -------          -------
      Net cash provided by
         operating activities                                      10,517            4,058            4,371
                                                                  -------          -------          -------

Cash flows from (used) in investing activities:
      Additions to property, plant & equipment                     (9,464)          (4,616)            (725)
      Investments in short term investments                            --           (3,404)         (16,071)
      Disposal of short term investments                            3,875               --               --
      Disposal of property, plant & equipment                         --             2,998               --
                                                                  -------          -------          -------
      Net cash used in investing activities                        (5,589)          (5,022)         (16,796)
                                                                  -------          -------          -------
Cash flows used in financing activities:
      Cash dividends paid                                          (1,244)          (1,280)          (1,097)
      Retirement of common stock                                   (1,496)            (361)            --
                                                                  -------          -------          -------
      Net cash used in financing activities                        (2,740)          (1,641)          (1,097)
                                                                  -------          -------          -------
Net increase (decrease) in cash and
      cash equivalents                                              2,188           (2,605)         (13,522)
Cash and cash equivalents, beginning of year                        8,069           10,674           24,196
                                                                  -------          -------          -------
Cash and cash equivalents, end of year                            $10,257          $ 8,069          $10,674
                                                                  -------          -------          -------
                                                                  -------          -------          -------
Supplemental disclosures of cash flow
         information - cash paid during
         the year for income taxes                                $ 3,793          $ 3,264          $ 1,199
                                                                  -------          -------          -------
                                                                  -------          -------          -------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Irish Homes, Inc. and Arcadian Financial Services, Inc. and its majority owned subsidiary, Waverlee Homes, Inc. Upon consolidation, all intercompany accounts, transactions and profits have been eliminated. The effect of the minority interest at December 31, 1994 was immaterial.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments which are readily convertible to known amounts of cash and have original maturities within three months from date of purchase. These investments are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS
At December 31, 1995 and 1994, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments are maintained in four financial institutions.

INVENTORIES
Inventories, consisting principally of raw materials, are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. Depreciation is taken over the estimated useful life of the asset and is provided principally on the straight line method, using lives of 25-33 years for buildings and improvements and 3-10 years for machinery and equipment. When assets are retired or disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in operations. Operations are charged with all maintenance, repairs and rearrangement expenses, while betterments and renewals which increase the productive capacity of assets are capitalized and depreciated.

PRODUCT WARRANTY COSTS
Estimated warranty obligations are provided at the time of sale.

INCOME TAXES
The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of ending assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

DELIVERY COSTS
Revenues and expenses related to delivery of the Company's products are included in selling, general and administrative expenses in the statement of operations.

2.    NATURE OF BUSINESS, RISKS AND UNCERTAINTIES:
The Company designs, manufactures and sells at wholesale a broad line of single and multi-section manufactured homes to numerous independent dealers in the United

States who utilize floorplan financing arrangements with lending institutions.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual amounts may differ from estimated amounts. The most notable assumptions included in the financial statements involve product warranty costs, potential repurchase obligations on dealer floorplan financing arrangements and reserves set for the Company's self-insured Workers' Compensation Insurance Program.

3.    CAPITAL STOCK:
The shares of Class A Common Stock have no voting rights and are not convertible; the shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding at December 31, 1995, 1994 and 1993 was 4,467,000 shares, 4,569,000 shares and 4,571,000 shares, respectively. On November 2, 1994, the Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 300,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 1995, 193,000 shares of Class A Common Stock had been repurchased and canceled under this program.

4.    INCOME TAXES:

The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

(Amounts in Thousands)
                                                              1995                 1994               1993
                                                              ----                 ----               ----
Deferred tax liability                                       $2,280               $2,290             $2,966
Deferred tax asset                                           (1,841)              (1,045)              (865)
Valuation allowance
for deferred tax asset                                          --                     9                 22
                                                             ------               ------             ------
Net deferred tax liability                                   $  439               $1,254             $2,123
                                                             ------               ------             ------
                                                             ------               ------             ------

The tax effects of principal temporary differences and carry forwards are shown in the following table:

                                                              1995                 1994               1993
                                                              ----                 ----               ----
Accelerated tax depreciation                                $ 2,220               $2,244             $2,911
Nondeductible accruals & reserves                            (1,781)                (967)              (690)
State net operating loss carry forward                           --                  (18)               (25)
Charitable contribution carry forward                            --                   --                (18)
Other, net                                                       --                  (14)               (77)
                                                             ------               ------             ------
     Subtotal                                                   439                1,245              2,101
Valuation allowances for
deferred tax asset                                               --                    9                 22
                                                             ------               ------             ------
                                                             $  439               $1,254             $2,123
                                                             ------               ------             ------
                                                             ------               ------             ------

The components of income tax expense are as follows:

(Amounts in Thousands)
                                                               1995                 1994              1993
                                                               ----                 ----              ----
Current:
     Federal                                                 $4,068               $3,040             $1,999
     State                                                      937                  569                561
     Tax benefit of minimum tax credit                           --                   --               (293)
     Tax benefit of operating
       loss carry forward                                        --                   --               (203)
Deferred:
     Federal                                                   (664)                (705)               263
     State                                                     (142)                (151)               196
     Change in valuation allowance                               (9)                 (13)              (141)
                                                             ------               ------             ------
                                                             $4,190               $2,740             $2,382
                                                             ------               ------             ------
                                                             ------               ------             ------

Income tax expense results in effective tax rates of 39.5 percent in 1995; 36.2 percent in 1994; and 42.2 percent in 1993; and reconciles with the statutory United States federal income tax rate in 1995, 1994 and 1993, of 34 percent, as follows:

                                                                                        Percent of Income
                                                   Income Tax Expense                  Before Income Taxes
                                                   ------------------                  -------------------
                                             1995          1994       1993         1995       1994       1993
                                             ----          ----       ----         ----       ----       ----
Income taxes at statutory
     federal rate                          $3,603        $2,572      $1,920        34.0       34.0       34.0
State income taxes, net of
     federal tax effect                       519           267         260         4.9        3.5        4.6
Other                                          68           (99)        202          .6       (1.3)       3.6
                                           ------        ------      ------        ----       ----       ----
                                           $4,190        $2,740      $2,382        39.5       36.2       42.2
                                           ------        ------      ------        ----       ----       ----
                                           ------        ------      ------        ----       ----       ----

5.       CONTINGENT LIABILITIES:

REPURCHASE OBLIGATIONS
The Company is contingently liable as of December 31, 1995 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has provided for losses on homes as of December 31, 1995 for which it has received or expects notification of repurchase. The Company's repurchase losses for 1995 and 1994 were not material. The Company believes any additional losses incurred under outstanding repurchase agreements in excess of the accrual established as of December 31, 1995, will not have a significant impact on the financial condition of the Company.

OTHER CONTINGENCIES
Letters of Credit totaling $4,000,000 have been issued to the Company's insurance carrier who has underwritten one of the Company's self-insurance programs.

The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

6.       RETIREMENT PLAN
During 1994, the Company implemented a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 1995 and 1994 was $224,000 and $95,000, respectively.

7.       QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
The Company's results of operations in 1995 and 1994 by quarter, are as follows

(Amounts in Thousands):
                                                            Quarter Ended                              Year
                                      -------------------------------------------------------          Ended
                                      Mar. 31          June 30        Sept. 30        Dec. 31         Dec. 31
                                      -------          -------        --------        -------         -------
1995:
Net sales                             $39,146          $43,407         $41,675        $40,525        $164,753
Gross profit                            4,522            6,285           6,687          6,678          24,172
Net Income                                902            1,834           2,011          1,609           6,356
Net income per share                     $.20             $.41            $.45           $.36           $1.42

1994:
Net sales                             $28,875          $31,898         $32,020        $32,242        $125,035
Gross profit                            4,307            4,909           4,554          3,102          16,872
Net income                              1,128            1,872           1,160            664           4,824
Net income per share                     $.25             $.41            $.25           $.15           $1.06

During the second quarter of 1994, the Company sold its Texas facility for a net gain after taxes of $552,000 or $.12 per share.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                       Crowe Chizek and Company LLP


Elkhart, Indiana
February 13, 1996

                               BOARD OF DIRECTORS

NAME                       PRINCIPAL OCCUPATION AND EMPLOYER
Edward J. Hussey           Chairman of the Board and President of Liberty
                           Homes, Inc.

Edward Joseph Hussey       Vice President, Secretary and Assistant Treasurer
                           of Liberty Homes, Inc. and Shareholder in the law firm of Hodges & Davis P.C. in Merrillville, Indiana

Michael F. Hussey          Vice President - Finance and Assistant Secretary of
                           Liberty Homes, Inc.

David M. Huffine           President of Sky View Homes, Inc., Colorado Springs,
                           Colorado

Mitchell Day               President of Day Equipment Corporation, Goshen,
                           Indiana

OFFICERS
        Edward J. Hussey, President
        Edward Joseph Hussey, Vice President, Secretary and Assistant Treasurer Michael F. Hussey, Vice President - Finance and Assistant Secretary Marc A. Dosmann, Vice President and Chief Financial Officer
        Bruce A. McMillan, Vice President - Sales
        Ralph D. Ray, Treasurer
        Dorothy L. Peterson, Assistant Treasurer

REGISTRAR & TRANSFER AGENT
        Harris Bank, Shareholder Services
        Chicago, Illinois
        (312) 461-3309

AUDITORS
        Crowe Chizek and Company LLP
        Elkhart, Indiana

LEGAL COUNSEL
        Hodges & Davis P.C.
        Merrillville, Indiana

        Barnes & Thornburg
        Fort Wayne, Indiana

ANNUAL REPORT ON FORM 10-K
The Liberty Homes, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders at no charge upon written request to Liberty Homes, Inc., PO Box 35, Goshen, Indiana 46527-0035,
Attention:  Marc A. Dosmann.