Form 10-K405, Exhibit 13
period 1996-12-31
LIBERTY HOMES INC
filed 1997-03-28
CIK 59240

                                     THE COMPANY
LIBERTY HOMES, INC. and Subsidiaries design, manufacture and sell a broad line of single and multi-section manufactured homes to numerous independent dealers throughout most of the United States. The Company currently operates manufacturing plants in Syracuse, Indiana; Yoder, Kansas; Dorchester, Wisconsin; Leola, Pennsylvania; Sheridan, Oregon; Ocala, Florida; Statesville, North Carolina; Hamilton, Alabama; and Tuscumbia, Alabama. Corporate offices, including engineering and design facilities, are located in Goshen, Indiana.

                               SELECTED FINANCIAL DATA
                      as of or for the year ending December 31,
                     (Amounts in Thousands Except per Share Data)


                                       1996           1995           1994           1993           1992
                                       ----           ----           ----           ----           ----
Net Sales                           $168,139       $164,753       $125,035        $92,623        $66,831
Net income                          $  4,553       $  6,356       $  4,824        $ 3,265        $ 1,330
Net income per share                   $1.06          $1.42          $1.06           $.71           $.29

Total assets                         $72,166        $69,127        $61,013        $56,043        $50,801
Long term obligations                    --             --             --             --             --
Cash dividends per share:
  Class A common stock                  $.28           $.28           $.28           $.25           $.24
  Class B common stock                  $.28           $.28           $.28           $.25           $.23

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                      OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES - Cash and cash equivalents and short term investments as of December 31, 1996 and 1995 totaled $23,824,000 and $25,857,000, respectively. Working capital was $28,172,000 at year end 1996 and $30,724,000 at year end 1995. There was no debt at December 31, 1996 and 1995. Historically, the Company's financing needs have been met through funds generated internally.

Capital expenditures during 1996 were $7,245,000 compared to $9,464,000 in 1995. Capital expenditures were made primarily to increase manufacturing capacity, adopt new manufacturing processes and to improve manufacturing efficiency. The most notable item in 1996 occurred with the construction and December opening of a production facility in Tuscumbia, Alabama. During 1995, a second manufacturing facility was constructed in Dorchester, Wisconsin which began production in December of that year.

Additionally, the Company continued its efforts to repurchase shares of its Class A and Class B Common Stock under a program approved by its Board of Directors in 1994 and amended in 1996. At the end of 1996, a total of 348,000 Class A Common Shares had been repurchased and cancelled. The Company plans to continue such repurchases on the open market or in negotiated transactions at management's discretion.

During 1996, the Company sold idle plants in Georgia and Pennsylvania. The effect of these transactions on the results of operations is discussed below.

During 1997, the Company anticipates that cash flow from operations and cash reserves will be sufficient to meet the requirements for capital expenditures, working capital, stock repurchases and dividend payments.

RESULTS OF OPERATIONS - Net sales increased to $168,139,000 in 1996 from $164,753,000 in 1995, a $3,386,000 or 2% increase. The net sales in 1995 were up $39,718,000 or 32% from $125,035,000 in 1994.  Sales for 1996 reflected the varied market conditions experienced by the Company and the national market. A major decline in the Pacific Northwest market resulted in a substantial reduction in the amount of revenue generated by the Company's Oregon facility. However, strong sales growth was achieved by the Alabama plant and the two Wisconsin plants due to market demand. The remaining Company plants also increased sales to balance out the Oregon facility's decline. The markets served by the Alabama and Kansas facilities provided the majority of 1995 growth while the Company's sales in the remaining markets grew at a more modest pace during that year.

Gross profit in 1996, 1995 and 1994 was $21,356,000, $24,172,000 and
$16,872,000, respectively. Gross profit declined in 1996 as a result of the loss of sales from the Company's Oregon plant. Although this sales loss was replaced by the rest of the Company, with the addition of the second Dorchester, Wisconsin plant, the cost of running nine facilities during 1996 exceeded the cost of running eight plants during 1995 and caused some gross profit erosion. Service costs were also up in 1996. The 1995 increase in gross profit was principally due to increased sales volume.

Selling, general and administrative expenses have grown as a result of the Company's expanded business. These expenses amounted to $15,845,000 in 1996, $15,183,000 in 1995 and $11,883,000 in 1994 or 9.4%, 9.2% and 9.5% of sales, respectively.

Interest and other income was $2,034,000 in 1996, $1,557,000 in 1995 and $2,575,000 in 1994. During 1996, the Company sold its idle facilities in Georgia and Pennsylvania for gains of $565,000 and $338,000, respectively. Included in the 1994 amount is $936,000 of gain on the sale of the Company's idle Texas facility. The remaining amounts are from the investment of cash during the year and variances are due to varying interest rates and the amount of cash available to invest.

The Company had net income of $4,553,000 in 1996, compared to $6,356,000 in 1995 and $4,824,000 in 1994. Gross profit and income declined in 1996 due to the shift in volume previously discussed. The Company's second Wisconsin plant, opened in December, 1995, continued with start-up costs during the first part of 1996, while the start-up costs of the second Alabama plant in late 1996 also had an adverse effect on income. The Company's financial services subsidiary, Arcadian Financial Services, Inc., ceased operations during 1996. The losses associated with this closing were immaterial. Finally, net income from the 1996 sale of idle facilities amounted to $551,000.

                                    CAPITAL STOCK

The Company's Class A and Class B Common Stock are traded on the over-the-counter market on the NASDAQ National Market System. As of March 11, 1997, there were approximately 383 holders of record of the Company's Class A Common Stock and approximately 250 holders of record of the Company's Class B Common Stock. The following table shows the high and low closing price per share for the Company's Class A and Class B Common Stock for each of the quarters in 1996 and 1995 as reported by the National Association of Securities Dealers, Inc., as well as cash dividends declared in each quarter in 1996 and 1995.

                                 Price Per Share ($)
                                 -------------------            Cash Dividends
                              1996                1995             per Share
                              ----                ----             ---------
                          High       Low     High       Low     1996      1995
                          ----       ---     ----       ---     ----      ----
First Quarter:
  Class A Common        12 1/2    10 3/4    9 3/4     8 3/8     $.07      $.07
  Class B Common        11 3/4    10 1/2    9         8 7/8     $.07      $.07
Second Quarter:
  Class A Common        15        11        9 3/8     8 3/8     $.07      $.07
  Class B Common        13 3/4    10 3/4    8 7/8     8 3/4     $.07      $.07
Third Quarter:
  Class A Common        13 3/4    12        9 7/8     8 1/2     $.07      $.07
  Class B Common        12 3/4    12 1/2    9 1/4     8 1/2     $.07      $.07
Fourth Quarter:
  Class A Common        13 5/8    12 1/4   13 1/4     9 3/8     $.07      $.07
  Class B Common        12 1/2    12 1/2   11 3/4     9 1/2     $.07      $.07

March 17, 1996



To Our Shareholders:

During 1996, Liberty Homes, Inc. generated net sales of $168,139,000. This level of sales represents an increase of $3,386,000 or 2% over 1995. The geographical markets served by the Company experienced a wide range of change and the Company's sales followed accordingly. The areas served by the Company's Oregon facility experienced substantial market decline and resulted in much lower sales by that facility. Increased sales by the Wisconsin plants and Alabama plant provided most of the offset to the Oregon reduction. The Company's remaining plants increased sales to balance 1996 total net sales with 1995.

Net income dropped $1,803,000 from the 1995 level of $6,356,000 to $4,553,000.
Although the Company maintained level sales, it did so with the added expense of the Company's second manufacturing plant in Wisconsin, which opened in December, 1995. Also, the Company experienced start-up costs in its newly opened Tuscumbia, Alabama plant which began production in December, 1996.

We want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.



Edward J. Hussey
President

pkm

CONSOLIDATED BALANCE SHEET
December 31, 1996 and 1995 (Amounts in Thousands)



ASSETS

                                                           1996           1995
                                                           ----           ----
    CURRENT ASSETS:

        Cash and cash equivalents                       $11,174        $10,257

        Short term investments                           12,650         15,600

        Receivables                                       8,540          7,328

        Refundable income taxes                             142            --

        Inventories                                      10,211         10,618

        Deferred tax asset                                2,054          1,841

        Prepayments and other                             1,192          1,009
                                                        -------        -------

          Total current assets                           45,963         46,653
                                                        -------        -------


    PROPERTY, PLANT AND EQUIPMENT:

        Land                                              1,195          1,041

        Buildings and improvements                       23,359         20,823

        Machinery and equipment                          17,413         15,359
                                                        -------        -------

                                                         41,967         37,223

        Less accumulated depreciation                    15,764         14,749
                                                        -------        -------

                                                         26,203         22,474
                                                        -------        -------

                                                        $72,166        $69,127
                                                        -------        -------
                                                        -------        -------

The accompanying notes are an integral part of the consolidated financial statements.

LIBERTY HOMES, INC.


LIABILITIES

                                                           1996           1995
                                                           ----           ----
    CURRENT LIABILITIES:

        Accounts payable                                $ 3,357        $ 2,573

        Dividends payable                                   295            306

        Income taxes payable                                 31            236

        Accrued compensation & payroll taxes              2,098          2,024

        Other accrued liabilities                        12,010         10,790
                                                        -------        -------

          Total current liabilities                      17,791         15,929
                                                        -------        -------

    DEFERRED INCOME TAXES                                 1,952          2,280
                                                        -------        -------

    CONTINGENT LIABILITIES



SHAREHOLDERS' EQUITY
    CAPITAL STOCK:
        Class A, $1 par value,
         Authorized - 7,500,000 shares
         Issued and outstanding -
         2,477,000 in 1996 and
         2,621,000 in 1995                                2,477          2,621

        Class B, $1 par value,
         convertible to Class A,
         authorized - 3,500,000 shares
         Issued and outstanding -
         1,746,000 in  1996 and
         1,757,000 in 1995                                1,746          1,757

    OTHER CAPITAL                                            83             83

    RETAINED EARNINGS                                    48,117         46,457
                                                        -------        -------

                                                         52,423         50,918
                                                        -------        -------

                                                        $72,166        $69,127
                                                        -------        -------
                                                        -------        -------

CONSOLIDATED STATEMENT OF INCOME
For the Years Ended December 31, 1996, 1995 and 1994
(Amounts in Thousands, Except per Share Data)

                                            1996          1995           1994
                                            ----          ----           ----

Net sales                                $168,139      $164,753       $125,035
Cost of sales                             146,783       140,581        108,163
                                         --------      --------       --------

    Gross profit                           21,356        24,172         16,872
Selling, general and
  administrative expenses                  15,845        15,183         11,883
                                         --------      --------       --------

    Operating income                        5,511         8,989          4,989
Interest and other income                   2,034         1,557          2,575
                                         --------      --------       --------

    Income before income taxes              7,545        10,546          7,564

Income tax expense                          2,992         4,190          2,740
                                         --------      --------       --------

    Net income                           $  4,553      $  6,356       $  4,824
                                         --------      --------       --------
                                         --------      --------       --------

Net income per outstanding
    common share                            $1.06         $1.42          $1.06
                                            -----         -----          -----
                                            -----         -----          -----

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1996, 1995 and 1994
(Amounts in Thousands)

                                          Class A       Class B
                                           Common        Common         Other        Retained
                                           Stock         Stock         Capital       Earnings        Total
                                           -----         -----         -------       --------        -----
Balance, January 1, 1994                   2,776         1,795              83        39,465         44,119
    Repurchase & Cancellation
      of Class A Shares                      (40)                                       (321)          (361)
    Net income for the year                                                            4,824          4,824
    Cash dividends-$.28 per share                                                     (1,280)        (1,280)
                                          ------        ------            ----       -------        -------
Balance, December 31, 1994                 2,736         1,795              83        42,688         47,302
    Conversion from Class B
      to Class A                              38           (38)                                          --
    Repurchase and cancellation
      of Class A Shares                     (153)                                     (1,343)        (1,496)
    Net income for the year                                                            6,356          6,356
    Cash dividends-$.28 per share                                                     (1,244)        (1,244)
                                          ------        ------            ----       -------        -------
Balance December 31, 1995                  2,621         1,757              83        46,457         50,918
    Conversion from Class B
      to Class A                              11           (11)                                          --
    Repurchase and Cancellation
      of Class A Shares                     (155)                                     (1,697)        (1,852)
    Net income for the year                                                            4,553          4,553
    Cash dividends-$.28 per share                                                     (1,196)        (1,196)
                                          ------        ------            ----       -------        -------
Balance December 31, 1996                 $2,477        $1,746            $ 83       $48,117        $52,423
                                          ------        ------            ----       -------        -------
                                          ------        ------            ----       -------        -------


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1996, 1995 and 1994
(Amounts in Thousands)


                                                           1996           1995           1994
                                                           ----           ----           ----
Cash flows from operating activities:
    Net income                                           $4,553        $ 6,356        $ 4,824
                                                        -------        -------        -------
    Adjustments to reconcile net income to net
      cash provided by operating activities:
    Depreciation                                          2,181          1,578          1,197
    Deferred income taxes                                  (541)          (815)          (869)
    Gain on sale of property, plant & equipment            (882)            --           (944)

    Changes in assets and liabilities:
        Receivables                                      (1,212)          (572)        (2,651)
        Refundable income taxes                            (142)           988            881
        Inventories                                         407         (1,257)          (966)
        Prepayments and other                              (183)          (269)           123
        Accounts payable                                    784           (494)         2,671
        Accrued liabilities                               1,283          4,766            657
        Income taxes payable                               (205)           236           (865)
                                                        -------        -------        -------

          Total adjustments                               1,490          4,161           (766)
                                                        -------        -------        -------

    Net cash provided by
        operating activities                              6,043         10,517          4,058
                                                        -------        -------        -------

Cash flows from (used) in investing activities:
    Additions to property, plant & equipment             (7,245)        (9,464)        (4,616)
    Investments in short term investments                    --             --         (3,404)
    Disposal of short term investments                    2,950          3,875             --
    Disposal of property, plant & equipment               2,217            --           2,998
                                                        -------        -------        -------
    Net cash used in investing activities                (2,078)        (5,589)        (5,022)
                                                        -------        -------        -------

Cash flows used in financing activities:
    Cash dividends paid                                  (1,196)        (1,244)        (1,280)
    Retirement of common stock                           (1,852)        (1,496)          (361)
                                                        -------        -------        -------
    Net cash used in financing activities                (3,048)        (2,740)        (1,641)
                                                        -------        -------        -------

Net increase (decrease) in cash and
    cash equivalents                                        917          2,188         (2,605)
Cash and cash equivalents, beginning of year             10,257          8,069         10,674
                                                        -------        -------        -------

Cash and cash equivalents, end of year                  $11,174        $10,257        $ 8,069
                                                        -------        -------        -------
                                                        -------        -------        -------

Supplemental disclosures of cash flow
        information - cash paid during
        the year for income taxes                       $ 3,879        $ 3,793        $ 3,264
                                                        -------        -------        -------
                                                        -------        -------        -------


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  ACCOUNTING POLICIES:
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Arcadian Financial Services, Inc., which ceased operations in 1996 and Irish Homes, Inc., and its majority owned subsidiary, Waverlee Homes, Inc. Upon consolidation, all intercompany accounts, transactions and profits have been eliminated. The minority interests of Waverlee Homes, Inc. are immaterial.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments which are readily convertible to known amounts of cash and have original maturities within three months from date of purchase. These investments are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS
At December 31, 1996 and 1995, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments were maintained in three financial institutions at December 31, 1996.

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

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual amounts may differ from estimated amounts. The most notable assumptions included in the financial statements involve product warranty costs, potential repurchase obligations on dealer floorplan financing arrangements and reserves set for the Company's self-funded workers' compensation insurance program and group medical benefit plan. The Company maintains excess loss coverage on the workers' compensation and medical benefit programs through various insurance contracts.

3.  CAPITAL STOCK:
The shares of Class A Common Stock have no voting rights and are not convertible; the shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding at December 31, 1996, 1995 and 1994 was 4,300,000 shares, 4,467,000 shares and 4,569,000 shares, respectively. The Board of Directors have approved a stock repurchase program authorizing the Company to repurchase up to 500,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 1996, 348,000 shares of Class A Common Stock had been repurchased and canceled under this program.

4.  INCOME TAXES:
The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

(Amounts in Thousands)
                                            1996          1995           1994
                                            ----          ----           ----

Deferred tax asset                        $2,054        $1,841          1,045
Deferred tax (liability)                  (1,952)       (2,280)        (2,290)
Valuation allowance
for deferred tax asset                       --            --              (9)
                                          ------        ------        -------
Net deferred tax asset (liability)        $  102        $ (439)       $(1,254)
                                          ------        ------        -------
                                          ------        ------        -------

The tax effects of principal temporary differences and carry forwards are shown in the following table:

                                            1996          1995           1994
                                            ----          ----           ----

Nondeductible accruals & reserves         $1,998        $1,781        $   967
Accelerated tax depreciation              (1,896)       (2,220)        (2,244)
State net operating loss carry forward        --            --             18
Other, net                                    --            --             14
                                          ------        ------        -------
    Subtotal                                 102          (439)        (1,245)
Valuation allowances for
deferred tax asset                            --            --             (9)
                                          ------        ------        -------
                                          $  102        $ (439)       $(1,254)
                                          ------        ------        -------
                                          ------        ------        -------

The components of income tax expense are as follows:
(Amounts in Thousands)

                                            1996          1995           1994
                                            ----          ----           ----

Current:
    Federal                              $ 2,915        $4,068         $3,040
    State                                    618           937            569
Deferred:
    Federal                                 (454)         (664)          (705)
    State                                    (87)         (142)          (151)
    Change in valuation allowance             --            (9)           (13)
                                         -------        ------         ------

                                         $ 2,992        $4,190         $2,740
                                         -------        ------         ------
                                         -------        ------         ------

Income tax expense results in effective tax rates of 39.6 percent in 1996; 39.7 percent in 1995; and 36.2 percent in 1994; and reconciles with the statutory United States federal income tax rate in 1996, 1995 and 1994, of 34 percent, as follows:


                                                                                    Percent of Income
                                                Income Tax Expense                 Before Income Taxes
                                                ------------------                 -------------------
                                          1996        1995        1994         1996        1995       1994
                                          ----        ----        ----         ----        ----       ----
Income taxes at statutory
    federal rate                         $2,565     $3,586      $2,572         34.0        34.0       34.0
State income taxes, net of
    federal tax effect                      351        519         267          4.6         4.9        3.5
Other                                        76         85         (99)         1.0          .8       (1.3)
                                         ------     ------      ------         ----        ----       ----

                                         $2,992     $4,190      $2,740         39.6        39.7       36.2
                                         ------     ------      ------         ----        ----       ----
                                         ------     ------      ------         ----        ----       ----

5.  CONTINGENT LIABILITIES:
REPURCHASE OBLIGATIONS
The Company is contingently liable as of December 31, 1996 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has provided for losses on homes as of December 31, 1996 for which it has received or expects notification of repurchase. The Company's repurchase losses for 1996 and 1995 were not material. The Company believes any additional losses incurred under outstanding repurchase agreements in excess of the accrual established as of December 31, 1996, will not have a significant impact on the financial condition of the Company.

OTHER CONTINGENCIES
Letters of Credit totaling $4,325,000 have been issued in conjunction with the Company's self-funded workers' compensation program.

The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

6.  RETIREMENT PLAN
The Company has a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 1996, 1995 and 1994 was $227,000, $248,000 and $95,000, respectively.

7.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
The Company's results of operations in 1996 and 1995 by quarter, are as follows (Amounts in Thousands):
                                      Quarter Ended                    Year
                      -------------------------------------------      Ended
                      Mar. 31     June 30    Sept. 30     Dec. 31     Dec. 31
                      -------     -------    --------     -------     -------

1996:
Net sales             $38,146     $45,673     $45,403     $38,917    $168,139
Gross profit            4,946       6,075       5,803       4,532      21,356
Net income                890       1,607       1,364         692       4,553
Net income per share     $.20        $.37        $.32        $.17       $1.06

1995:
Net sales             $39,146     $43,407     $41,675     $40,525    $164,753
Gross profit            4,522       6,285       6,687       6,678      24,172
Net Income                902       1,834       2,011       1,609       6,356
Net income per share     $.20        $.41        $.45        $.36       $1.42



During 1996, the Company sold its idle Georgia facility for a net after tax gain of $345,000 or $.08 per share in the second quarter and sold its idle Pennsylvania facility for a net after tax gain of $206,000 or $.05 per share in the fourth quarter.

                            REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                             Crowe Chizek and Company LLP


Elkhart, Indiana
February 11, 1997

                                  BOARD OF DIRECTORS

NAME                              PRINCIPAL OCCUPATION AND EMPLOYER
Edward J. Hussey                  Chairman of the Board and President of
                                  Liberty Homes, Inc.
Edward Joseph Hussey              Vice President, Secretary and Assistant
                                  Treasurer of Liberty Homes, Inc. and
                                  Share-holder in the law firm of Hodges &
                                  Davis P.C. in Merrillville, Indiana
Michael F. Hussey                 Vice President - Finance and Assistant
                                  Secretary of Liberty Homes, Inc.
David M. Huffine                  President of Sky View Homes, Inc., Rocky
                                  Ford, Colorado
Mitchell Day                      President of Day Equipment Corporation,
                                  Goshen, Indiana

OFFICERS
    Edward J. Hussey, President
    Edward Joseph Hussey, Vice President and Secretary
    Michael F. Hussey, Vice President - Finance and Assistant Secretary Marc A. Dosmann, Vice President and Chief Financial Officer
    Bruce A. McMillan, Vice President - Sales
    Ron Atkins, Vice President - Purchasing
    Ralph D. Ray, Treasurer
    Brian L. Christner, Controller
    Dorothy L. Peterson, Assistant Treasurer

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