Form 10-K405, Exhibit 13
period 1997-12-31
LIBERTY HOMES INC
filed 1998-03-30
CIK 59240

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

                               1997      1996      1995      1994       1993
                            ---------  --------  --------  --------   -------
Net Sales                   $ 167,837  $168,139  $164,753  $125,035   $92,623
Net income                  $   3,034  $  4,553  $  6,356  $  4,824   $ 3,265
Net income per share             $.74     $1.06     $1.42     $1.06      $.71

Total assets                  $71,482   $72,166   $69,127   $61,013   $56,043
Long term obligations             --        --        --        --        --
Cash dividends per share:
  Class A common stock           $.28      $.28      $.28      $.28      $.25
  Class B common stock           $.28      $.28      $.28      $.28      $.25

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES - Cash and cash equivalents and short term investments as of December 31, 1997 and 1996 totaled $21,047,000 and $23,824,000, respectively. Working capital was $27,621,000 at year end 1997 and $28,172,000 at year end 1996. There was no debt at December 31, 1997 and 1996. Historically, the Company's financing needs have been met through funds generated internally.

After building a new production facility in each of the preceding three years, no new facilities were built with the $2,697,000 of 1997 capital expenditures. Projects that were funded during 1997 covered new manufacturing processes, production efficiency improvements, repair or replacement of existing equipment and expansion of the Company's manufactured housing community developments. Capital expenditures during 1996 totaled $7,245,000. The most notable item during 1996 was the construction of a manufacturing facility in Tuscumbia, Alabama which began production in December of that year.

Additionally, the Company continued its efforts to repurchase shares of its

Class A and Class B Common Stock under a program approved by its Board of Directors in 1994 and amended in 1996 and 1997. At the end of 1997, a total of 563,000 Class A Common Shares and 15,000 Class B Common Shares had been repurchased and cancelled. The Company plans to continue such repurchases on the open market or in negotiated transactions at management's discretion.

During 1998, the Company anticipates that cash flow from operations and cash reserves will be sufficient to meet the requirements for capital expenditures, working capital, stock repurchases and dividend payments.

RESULTS OF OPERATIONS - Net sales during 1997 were $167,837,000, a $302,000 decrease from 1996 net sales of $168,139,000. Net sales in 1996 were up $3,386,000 or 2% from $164,753,000 in 1995. During 1997, varied results were experienced throughout the Company and the national market. The Company as well as the industry experienced slight declines from 1996 levels. When compared to industry production, as reported by the Manufactured Housing Institute, the Company's year to year production change percentage comparison was the same as the industry year to year comparison for the aggregate of those states in which the Company operates. Individually, the percentage change compared favorably in four of the states and compared unfavorably in the other four states in which the Company operates.

Sales from the Company's Pennsylvania operation declined in 1997 along with sales by the industry as a whole in the markets served by that plant. The strong growth which produced much of the Company's 1996 sales increase continued into 1997 with favorable results in the market served by the Company's two Alabama plants. Also, the decline in the Company's Pacific Northwest market that began in 1996, bottomed out and began improving during the second half of 1997.

Gross profit in 1997, 1996 and 1995 was $20,246,000, $21,356,000 and
$24,172,000, respectively. The Company added new plants in Hamilton, Alabama in January 1995, in Dorchester, Wisconsin in January 1996, and in Tuscumbia, Alabama in December 1996. As net sales remained relatively constant in 1997, 1996 and 1995, the Company was unable to spread these additional costs over a larger sales base. Therefore, gross profits in 1997 and 1996 declined $1,110,000 and $2,816,000 respectively.

Selling, general and administrative expenses have grown as a result of the Company's increased number of facilities. These expenses amounted to $16,366,000 in 1997, $15,845,000 in 1996 and $15,183,000 in 1995, or 9.8%,
9.4% and 9.2% of net sales respectively.

Interest and other income was $941,000 in 1997, $2,034,000 in 1996 and $1,557,000 in 1995. During 1996, the Company sold its idle facilities in

Georgia and Pennsylvania for pre-tax gains totaling $903,000. The remaining amounts are income from the investment of cash during the year and variances are due to varying interest rates and the amount of cash available to invest.

The Company had net income of $3,034,000 in 1997 compared to $4,553,000 in 1996, and $6,356,000 in 1995. While the manufactured housing industry sales and the Company's sales have remained practically the same in each of these years, the Company's costs have increased.

OUTLOOK AND RISK FACTORS - The Company believes consumer housing needs and favorable retail financing for its homes has had a positive impact on the Company. It should be noted, however, sales backlogs are traditionally short, and dealer inventories do not fluctuate substantially. Order activity at the Company is indicative of the day to day retail sales activity of its products. Any changes affecting retail customer demand, such as cost, availability of favorable credit and unemployment, have an immediate effect on the Company's operations.

In a practice common to the industry, the Company participates in dealer financing programs which require it to repurchase homes which remain unsold and in dealer inventory for a period of up to one year after delivery to the dealer, if the dealer defaults on its financing obligations. Repurchased units are resold, although some discounting may be necessary and some loss may occur. Prior year losses on such repurchases have not been material nor are they expected to be during 1998.

The manufactured housing industry is regulated by the U.S. Department of Housing and Urban Development (HUD). HUD has in the past issued regulations which affected the content and therefore cost of manufactured homes. Such increases in cost can have an adverse effect on the industry and the Company. However, the Company is unable to quantify the direct impact on the Company's sales. The likelihood of future regulatory activity by HUD is unknown and consequently there can be no assessment of potential future adverse effects of new HUD regulations if such regulations do occur.

                                CAPITAL STOCK

The Company's Class A and Class B Common Stock are traded on the NASDAQ National Market System. As of March 13, 1998, there were approximately 355 holders of record of the Company's Class A Common Stock and approximately 240 holders of record of the Company's Class B Common Stock. The following table shows the high and low closing price per share for the Company's Class A and Class B Common Stock for each of the quarters in 1997 and 1996 as reported by the National Association of Securities Dealers, Inc., as well as cash dividends declared in each quarter in 1997 and 1996.

                                    Price per Share ($)
                                    -------------------              Cash Dividends
                                 1997                 1996              per Share
                                 ----                 ----              ---------
                            High      Low         High     Low      1997         1996
                            ----      ---         ----     ---      ----         ----
First Quarter:
  Class A Common           12 3/4     9 3/4      12 1/2   10 3/4    $.07         $.07
  Class B Common           13 3/16   11 3/4      11 3/4   10 1/2    $.07         $.07
Second Quarter:
  Class A Common           10 3/4     9 1/8      15       11        $.07         $.07
  Class B Common           10 1/2    10          13 3/4   10 3/4    $.07         $.07
Third Quarter:
  Class A Common           10 1/4     9          13 3/4   12        $.07         $.07
  Class B Common           10 3/4     9 1/2      12 3/4   12 1/2    $.07         $.07
Fourth Quarter:
  Class A Common           10 1/2     8 1/8      13 5/8   12 1/4    $.07         $.07
  Class B Common           10         9          12 1/2   12 1/2    $.07         $.07

March 17, 1998

To Our Shareholders:

During 1997, Liberty Homes, Inc. generated net sales of $167,837,000. This amount represents a small decrease of $302,000 from the prior year. Sales declines in the New England and Mid-Atlantic area were experienced by the Company's Pennsylvania Division and the industry. The Oregon Division and its Pacific Northwest market continued to decline into 1997, but reversed course before year end. During the same time, the two Alabama Divisions continued with significant sales increases.

Net income for 1997 declined to $3,034,000 from $4,553,000 in 1996. The Company has aggressively expanded its production capacity by completing a new manufacturing facility at the end of each of the three preceding years.
While these increased costs and level sales have caused income to slip, the Company is now in good position to expand its marketing efforts with the support of an updated and expanded manufacturing base.

We want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.



Edward J. Hussey
President

pkm

CONSOLIDATED BALANCE SHEET
December 31, 1997 and 1996 (Amounts in Thousands)


ASSETS

                                                   1997           1996
                                                   ----           ----
             CURRENT ASSETS:

               Cash and cash equivalents        $15,797        $11,174

               Short term investments             5,250         12,650

               Receivables                        8,303          8,540

               Refundable income taxes              --             142

               Inventories                       11,982         10,211

               Deferred tax asset                 2,206          2,054

               Prepayments and other              1,450          1,192
                                                -------        -------
                 Total current assets            44,988         45,963
                                                -------        -------

             PROPERTY, PLANT AND EQUIPMENT:

               Land                               1,280          1,195

               Buildings and improvements        24,921         23,359

               Machinery and equipment           18,463         17,413
                                                -------        -------
                                                 44,664         41,967

               Less accumulated depreciation     18,170         15,764
                                                -------        -------
                                                 26,494         26,203
                                                -------        -------
                                                $71,482        $72,166
                                                -------        -------
                                                -------        -------

The accompanying notes are an integral part of the consolidated financial statements.

LIBERTY HOMES, INC.


LIABILITIES
                                                   1997           1996
                                                   ----           ----
             CURRENT LIABILITIES:

               Accounts payable                  $ 2,340        $ 3,357

               Dividends payable                     279            295

               Income taxes payable                  170             31

               Accrued compensation
                & payroll taxes                    2,276          2,098

               Other accrued liabilities          12,302         12,010
                                                 -------        -------
                 Total current liabilities        17,367         17,791
                                                 -------        -------
             DEFERRED INCOME TAXES                 2,154          1,952
                                                 -------        -------
             CONTINGENT LIABILITIES



SHAREHOLDERS' EQUITY
             CAPITAL STOCK:
               Class A, $1 par value,
                Authorized - 7,500,000 shares
                Issued and outstanding -
                2,262,000 in 1997 and
                2,477,000 in 1996                  2,262          2,477

               Class B, $1 par value,
                convertible to Class A,
                authorized - 3,500,000 shares
                Issued and outstanding -
                1,731,000 in  1997 and
                1,746,000 in 1996                  1,731          1,746

             OTHER CAPITAL                            83             83

             RETAINED EARNINGS                    47,885         48,117
                                                 -------        -------
                                                  51,961         52,423
                                                 -------        -------
                                                 $71,482        $72,166
                                                 -------        -------
                                                 -------        -------

CONSOLIDATED STATEMENT OF INCOME
For the Years Ended December 31, 1997, 1996 and 1995
(Amounts in Thousands, Except per Share Data)

                                      1997            1996         1995
                                      ----            ----         ----
Net sales                           $167,837        $168,139     $164,753
Cost of sales                        147,591         146,783      140,581
                                    --------        --------     --------

  Gross profit                        20,246          21,356       24,172
Selling, general and
  administrative expenses             16,366          15,845       15,183
                                    --------        --------     --------

  Operating income                     3,880           5,511        8,989
Interest and other income                941           2,034        1,557
                                    --------        --------     --------

  Income before income taxes           4,821           7,545       10,546

Income tax expense                     1,787           2,992        4,190
                                    --------        --------     --------

  Net income                        $  3,034        $  4,553     $  6,356
                                    --------        --------     --------
                                    --------        --------     --------

Net income per outstanding
  common share                          $.74           $1.06        $1.42
                                    --------        --------     --------
                                    --------        --------     --------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1997, 1996 and 1995
(Amounts in Thousands)

                                  Class A    Class B
                                   Common     Common     Other    Retained
                                   Stock      Stock    Capital    Earnings     Total
                                  -------    -------   -------    --------   -------
Balance, January 1, 1995           $2,736     $1,795       $83     $42,688   $47,302
  Repurchase & Cancellation            38        (38)                             --
    of Class A Shares                (153)                          (1,343)   (1,496)
  Net income for the year                                            6,356     6,356
  Cash dividends-$.28 per share                                     (1,244)   (1,244)
                                  -------    -------   -------    --------   -------
Balance, December 31, 1995          2,621      1,757        83      46,457    50,918
  Conversion from Class B
    to Class A                         11        (11)                             --
  Repurchase and cancellation
    of Class A Shares                (155)                          (1,697)   (1,852)
  Net income for the year                                            4,553     4,553
  Cash dividends-$.28 per share                                     (1,196)   (1,196)
                                  -------    -------   -------    --------   -------
Balance December 31, 1996           2,477      1,746        83      48,117    52,423
  Repurchase and Cancellation
    of Class A & Class B Shares      (215)       (15)               (2,133)   (2,363)
  Net income for the year                                            3,034     3,034
  Cash dividends-$.28 per share                                     (1,133)   (1,133)
                                  -------    -------   -------    --------   -------
Balance December 31, 1997          $2,262     $1,731       $83     $47,885   $51,961
                                  -------    -------   -------    --------   -------
                                  -------    -------   -------    --------   -------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1997, 1996 and 1995
(Amounts in Thousands)

                                                      1997      1996     1995
                                                    -------   -------   -------
Cash flows from operating activities:
     Net income                                     $ 3,034   $ 4,553   $ 6,356
                                                    -------   -------   -------
     Adjustments to reconcile net income to net
       cash provided by operating activities:
     Depreciation                                     2,406     2,181     1,578
     Deferred income taxes                               50      (541)     (815)
     Gain on sale of property, plant & equipment         --      (882)     --

     Changes in assets and liabilities:
      Receivables                                       237    (1,212)     (572)
      Inventories                                    (1,771)      407    (1,257)
      Prepayments and other                            (258)     (183)     (269)
      Accounts payable                               (1,017)      784      (494)
      Accrued liabilities                               454     1,283     4,766
      Accrued income taxes                              281      (347)    1,224
                                                    -------   -------   -------

        Total adjustments                               382     1,490     4,161
                                                    -------   -------   -------

     Net cash provided by
      operating activities                            3,416     6,043    10,517
                                                    -------   -------   -------

Cash flows from (used) in investing activities:
     Additions to property, plant & equipment        (2,697)   (7,245)   (9,464)
     Disposal of short term investments               7,400     2,950     3,875
     Disposal of property, plant & equipment             --     2,217       --
                                                    -------   -------   -------
     Net cash provided by (used in)
      investing activities                            4,703    (2,078)   (5,589)
                                                    -------   -------   -------

Cash flows used in financing activities:
     Cash dividends paid                             (1,133)   (1,196)   (1,244)
     Retirement of common stock                      (2,363)   (1,852)   (1,496)
                                                    -------   -------   -------
     Net cash used in financing activities           (3,496)   (3,048)   (2,740)
                                                    -------   -------   -------

Net increase in cash and
     cash equivalents                                 4,623       917     2,188
Cash and cash equivalents, beginning of year         11,174    10,257     8,069
                                                    -------   -------   -------

Cash and cash equivalents, end of year              $15,797   $11,174   $10,257
                                                    -------   -------   -------
                                                    -------   -------   -------

Supplemental disclosures of cash flow
      information - cash paid during
      the year for income taxes                     $ 1,503   $ 3,879   $ 3,793
                                                    -------   -------   -------
                                                    -------   -------   -------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Arcadian Financial Services, Inc., which ceased operations in 1996 and Irish Homes, Inc., and its majority owned subsidiaries, Waverlee Homes, Inc., and Gipper Development Company, LLC.
Upon consolidation, all intercompany accounts, transactions and profits have been eliminated. The minority interests of Waverlee Homes, Inc. and Gipper Development Company, LLC are immaterial.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments which are readily convertible to known amounts of cash and have original maturities within three months from date of purchase. These investments are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS

At December 31, 1997 and 1996, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments were maintained in three financial institutions at December 31, 1997.

INVENTORIES

Inventories, consisting principally of raw materials, are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Depreciation is taken over the estimated useful life of the asset and is provided principally on the straight line method. When assets are retired or disposed, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in operations. Operations are charged with all maintenance, repairs and rearrangement expenses, while betterments and renewals which increase the productive capacity of assets are capitalized and depreciated.

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

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board (the "Board") adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which establishes standards for computing and presenting earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. In addition, FAS 128 requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. The Company will adopt FAS 128 in fiscal 1998 and does not expect its adoption will result in reporting materially different EPS amounts than those reported under current accounting pronouncements.

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

3. CAPITAL STOCK:

The shares of Class A Common Stock have no voting rights and are not convertible; the shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding at December 31,

1997, 1996 and 1995 was 4,085,000 shares, 4,300,000 shares, and 4,467,000 shares, respectively. The Board of Directors have approved a stock repurchase program authorizing the Company to repurchase up to 800,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 1997, 563,000 shares of Class A Common Stock and 15,000 shares of Class B Common Stock had been repurchased and canceled under this program.

4. INCOME TAXES:

The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

(Amounts in Thousands)
                                             1997        1996       1995
                                           ------      ------     -------
Deferred tax asset                         $2,206      $2,054     $1,841
Deferred tax (liability)                   (2,154)     (1,952)    (2,280)
                                           ------      ------     -------
Net deferred tax asset (liability)         $   52      $  102     $ (439)
                                           ------      ------     -------
                                           ------      ------     -------

The tax effects of principal temporary differences and carry forwards are shown in the following table:

                                             1997        1996       1995
                                           ------      ------     ------
Nondeductible accruals & reserves          $2,152      $1,998     $1,781
Accelerated tax depreciation               (2,100)     (1,896)    (2,220)
                                           ------      ------     ------
                                           $   52      $  102     $ (439)
                                           ------      ------     ------
                                           ------      ------     ------

The components of income tax expense are as follows:

(Amounts in Thousands)
                                            1997        1996       1995
                                          -------     -------     ------
Current:
   Federal                                $ 1,687     $ 2,915     $4,068
   State                                       50         618        937
Deferred:
   Federal                                     39        (454)      (664)
   State                                       11         (87)      (142)
   Change in valuation allowance               --          --         (9)
                                          -------     -------     ------
                                           $1,787     $ 2,992     $4,190
                                          -------     -------     ------
                                          -------     -------     ------

Income tax expense results in effective tax rates of 37.1 percent in 1997;
39.6 percent in 1996; and 39.7 percent in 1995; and reconciles with the statutory United States federal income tax rate in 1997, 1996 and 1995, of 34 percent, as follows:

                                                                   Percent of Income
                                            Income Tax Expense    Before Income Taxes
                                            ------------------    -------------------
                                            1997   1996    1995    1997  1996   1995
                                            ----   ----    ----    ----  ----   ----
Income taxes at statutory
   federal rate                            $1,639  $2,565 $3,586   34.0  34.0   34.0
State income taxes, net of
   federal tax effect                         117     351    519    2.4   4.6    4.9
Other                                          31      76     85     .7   1.0     .8
                                           ------  ------ ------   ----  ----   ----
                                           $1,787  $2,992 $4,190   37.1  39.6   39.7
                                           ------  ------ ------   ----  ----   ----
                                           ------  ------ ------   ----  ----   ----

The state income tax rates for 1997 were lower than historical rates due to tax credits booked in 1997.

5. CONTINGENT LIABILITIES:

REPURCHASE OBLIGATIONS

The Company is contingently liable as of December 31, 1997 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has provided for losses on homes as of December 31, 1997 for which it has received or expects notification of repurchase. The Company's repurchase losses for 1997, 1996 and 1995 were not material. The Company believes any additional losses incurred under outstanding repurchase agreements in excess of the accrual established as of December 31, 1997, will not have a significant impact on the financial condition of the Company.

OTHER CONTINGENCIES

Letters of Credit totaling $3,325,000 have been issued in conjunction with the Company's self-funded workers' compensation program.

The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

6. RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 1997, 1996 and 1995 was $222,000, $227,000, and $248,000,
respectively.

7. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The Company's results of operations in 1997 and 1996 by quarter, are as follows (Amounts in Thousands except per share data):

                                           Quarter Ended               Year
                             --------------------------------------    Ended
                             Mar. 31   June 30   Sept. 30   Dec. 31   Dec. 31
                             -------   -------   --------   ------- ---------
1997:
Net sales                    $35,131   $46,188    $43,861   $42,657  $167,837
Gross profit                   3,807     5,807      4,800     5,832    20,246
Net income                       244     1,068        534     1,188     3,034
Net income per share            $.06      $.26       $.13      $.29      $.74


                                      28


1996:
Net sales                    $38,146   $45,673    $45,403   $38,917  $168,139
Gross profit                   4,946     6,075      5,803     4,532    21,356
Net Income                       890     1,607      1,364       692     4,553
Net income per share            $.20      $.37       $.32      $.17     $1.06


During 1996, the Company sold its idle Georgia facility for a net after tax gain of $345,000 or $.08 per share in the second quarter and sold its idle Pennsylvania facility for a net after tax gain of $206,000 or $.05 per share in the fourth quarter.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                       Crowe Chizek and Company LLP


Elkhart, Indiana
February 9, 1998

                             BOARD OF DIRECTORS

NAME                          PRINCIPAL OCCUPATION AND EMPLOYER
Edward J. Hussey              Chairman of the Board and President of Liberty Homes, Inc.
Edward Joseph Hussey          Vice President, Secretary and Assistant Treasurer of
                              Liberty Homes, Inc. and Shareholder in the law firm of
                              Hodges & Davis PC, Merrillville, Indiana
Michael F. Hussey             Vice President - Finance and Assistant Secretary of
                              Liberty Homes, Inc.
David M. Huffine              President of I.M. Homes, Inc., Rocky Ford, Colorado
Mitchell Day                  President of Day Equipment Corporation, Goshen, Indiana

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

LEGAL COUNSEL
     Hodges & Davis PC
     Merrillville, Indiana

     Barnes & Thornburg
     Fort Wayne, Indiana

ANNUAL REPORT ON FORM 10-K
The Liberty Homes, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders at no charge upon written request to Liberty Homes, Inc., PO Box 35, Goshen, Indiana 46527-0035,
Attention:  Marc A. Dosmann.