Form 10-K, Exhibit 13
period 1998-12-31
LIBERTY HOMES INC
filed 1999-03-30
CIK 59240

                                                                      Exhibit 13

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


                                 1998          1997          1996          1995          1994
                                 ----          ----          ----          ----          ----
Net Sales                   $   184,920   $   167,837   $   168,139   $   164,753   $   125,035
Net income                  $     4,562   $     3,034   $     4,553   $     6,356   $     4,824
Net income per share        $      1.15   $       .74   $      1.06   $      1.42   $      1.06

Total assets                $    77,219   $    71,482   $    72,166   $    69,127   $    61,013
Long term obligations              --            --            --            --            --
Cash dividends per share:
  Class A common stock      $       .28   $       .28   $       .28   $       .28   $       .28
  Class B common stock      $       .28   $       .28   $       .28   $       .28   $       .28


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES - Cash and cash equivalents and short-term investments as of December 31, 1998 and 1997 totaled $23,741,000 and $21,047,000, respectively. Working capital was $31,075,000 at year end 1998 and $28,163,000 at year end 1997. There was no debt at December 31, 1998 and 1997. Historically, the Company's financing needs have been met through funds generated internally.

The Company invested $3,282,000 in capital expenditure programs during 1998. The most notable program was an expansion of the Yoder, Kansas facility. The remaining projects were spread throughout the Company's other nine manufacturing facilities and included improvements to production efficiency and replacement of existing equipment.

Additionally, the Company continued its efforts to repurchase shares of its Class A and Class B Common Stock under a program approved by its Board of Directors in 1994 and amended in 1996 and 1997. At the end of 1998, a total of 604,000 Class A Common Shares and 15,000 Class B Common Shares had been repurchased and cancelled. The Company plans to continue such repurchases on the open market or in negotiated transactions at management's discretion.


Liberty Homes, Inc.                   Page 13                 1998 Annual Report

During 1999, the Company anticipates that cash flow from operations and cash reserves will be sufficient to meet the requirements for capital expenditures, working capital, stock repurchases and dividend payments.

RESULTS OF OPERATIONS - Net sales in 1998 were $184,920,000, a $17,083,000 or 10% increase from 1997 net sales of $167,837,000. Net sales in 1997 decreased slightly by $302,000 from $168,139,000 in 1996. Comparing 1998 to 1997, the
Company experienced a 7% increase in the number of home sections shipped and a 4% increase in homes shipped. The Manufactured Housing Institute's report on industry statistics for the states in which the Company produces homes shows a 7% increase of home sections shipped and a 5% increase in homes shipped.

The product mix continues to move from single-section homes to multi-section homes. During 1998, 55% of the homes sold by the Company were homes comprised of two or more sections. Multi-section shipments were 51% of 1997 home shipments.

Gross profit in 1998, 1997 and 1996 was $25,702,000, $20,246,000 and $21,527,000
respectively. Higher sales volume accounted for the increase in gross profit during 1998.

Selling, general and administrative expenses have grown as a result of the Company's increased operations and volume. These expenses amounted to $19,024,000 in 1998, $16,366,000 in 1997 and $16,016,000 in 1996.

Interest and other income was $1,286,000 in 1998, $1,027,000 in 1997 and $2,142,000 in 1996. During 1996, the Company sold its idle facilities in Georgia and Pennsylvania for pre-tax gains totaling $903,000. The remaining amounts are income from the investment of cash during the year and variances are due to varying interest rates and the amount of cash available to invest.

The Company had net income of $4,562,000 in 1998 compared to $3,034,000 in 1997 and $4,553,000 in 1996. The net income for 1998 increased over 1997 for several reasons. As mentioned above, increased unit volume provided greater revenue. This along with the ability of the Company to spread manufacturing overhead over a higher volume led to improved profits. Although, interest rates fell, higher cash balances resulted in higher interest income which also increased net income.

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

Liberty Homes, Inc.                   Page 14                 1998 Annual Report

In a practice common to the industry, the Company participates in dealer financing programs which require it to repurchase homes which remain unsold and in dealer inventory for a period of up to one year after delivery to the dealer, if the dealer defaults on its financing obligations. Repurchased units are resold, although some discounting may be necessary and some loss may occur. Prior year losses on such repurchases have not been material nor are they expected to be during 1999.

The U.S. Department of Housing and Urban Development (HUD) regulates the manufactured housing industry. HUD has in the past issued regulations which affected the content and therefore cost of manufactured homes. Such increases in cost can have an adverse effect on the industry and the Company. However, the Company is unable to quantify the direct impact on the Company's sales. The likelihood of future regulatory activity by HUD is unknown and consequently there can be no assessment of potential future adverse effects of new HUD regulations if such regulations do occur.

YEAR 2000 - Liberty Homes employs several electronic data processing (EDP) systems for administrative and reporting purposes. In 1995, the Company began a process to analyze the need to enhance its systems to accommodate planned growth of the Company and to meet additional management information needs. As the Company determined the systems it wished to enhance, it also discovered the need to ensure all of its systems were able to handle year 2000 dates. This Year 2000
(Y2K) compliance issue then became a part of the Company's EDP enhancement program. In March of 1996, the Company contracted for an overall upgrade of its EDP system which, among many things would provide Y2K compliance for a substantial portion of its EDP systems. This project is well on the way to completion.

Additionally, the Company has tested and upgraded all of its information and communication systems hardware for Y2K compliance, installed software updates containing Y2K compliance code and initiated projects to bring internally developed systems into Y2K compliance. Overall, the Company plans to be done with all of its Y2K compliance efforts by July 1, 1999. Because of the positive results of its remediation efforts to date, the Company does not have a contingency plan, nor does it intend to create one at this time.

The Company's manufacturing processes do not utilize systems that are materially reliant on Y2K compliance. Therefore, the Company's ability to generate product will not be adversely affected by any Y2K issues.

The Company sells its product to numerous independent dealers, none of which account for a material portion of the Company's sales. The Company believes the risk of Y2K noncompliance associated with its dealer group is not significant.

The Company's operations rely on a variety of suppliers, wholesale and retail finance sources, transportation companies and utilities. The Company is not aware of any material


Liberty Homes, Inc.                   Page 15                 1998 Annual Report
compliance problems with these vendors, however, it will continue to monitor the sufficiency of this group's Y2K compliance efforts. Liberty Homes believes the sole failure of any vendor would not have a material adverse effect on the Company's business.

The total cost to date and expected future cost for Y2K remediation is not material. Internally generated funds are the source of funding these compliance costs.

The Company believes that its Y2K compliance efforts will significantly reduce the risk of any material adverse business interruptions caused by noncompliance. However, this statement should not be considered a guarantee of such a reduction in risk.

FORWARD LOOKING INFORMATION - The discussion above contains forward looking statements regarding industry and company outlooks and risk factors. All such forward looking statements are subject to a number of material factors. These factors include, without limitation, the availability of financing credit at both the wholesale and retail level, the availability of a competent workforce, the regulation of the industry at the federal, state and local levels and the condition of the economy and its effect on consumer confidence.

                                  CAPITAL STOCK

The Company's Class A and Class B Common Stock are traded on the NASDAQ National Market System. As of March 2, 1999, there were approximately 322 holders of record of the Company's Class A Common Stock and approximately 224 holders of record of the Company's Class B Common Stock. The following table shows the high and low closing price per share for the Company's Class A and Class B Common Stock for each of the quarters in 1998 and 1997 as reported by the National Association of Securities Dealers, Inc., as well as cash dividends declared in each quarter in 1998 and 1997.


                                              Price Per Share ($)                          Cash Dividends
                                             ---------------------
                                        1998                        1997                      Per Share
                                        ----                        ----                      ---------
                                High           Low          High          Low           1998           1997
                                ----           ---          ----          ---           ----           ----

First Quarter:
    Class A Common              10-3/4          9           12-3/4         9-3/4         $.07          $.07
    Class B Common              11             10           13-3/16       11-3/4         $.07          $.07
Second Quarter:
    Class A Common              11-3/4          9-5/8       10-3/4         9-1/8         $.07          $.07
    Class B Common              11-3/8         11           10-1/2        10             $.07          $.07
Third Quarter:
    Class A Common              15-1/4          9-3/8       10-1/4         9             $.07          $.07
    Class B Common              15             10-1/4       10-3/4         9-1/2         $.07          $.07
Fourth Quarter:
    Class A Common              11-15/16       10-5/8       10-1/2         8-1/8         $.07          $.07
    Class B Common              12             10-1/2       10             9             $.07          $.07


Liberty Homes, Inc.                   Page 16                 1998 Annual Report

March 17, 1999



To Our Shareholders:

During 1998, Liberty Homes, Inc. generated net sales of $ 184,920,000. This amount represents an increase of $17,083,000 from the prior year. The Company's success in the markets it serves parallels the 1998 experience of the whole industry. Net income for 1998 increased to $4,562,000 from $3,034,000 in 1997. The Company aggressively expanded its production capacity by completing a new manufacturing facility at the end of each of 1994, 1995 and 1996. This expansion has provided the manufacturing base and market alignment to allow in part our improved performance in 1998.

We realize our success is the result of many factors and we want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.



Edward J. Hussey
President


Liberty Homes, Inc.                   Page 17                 1998 Annual Report

CONSOLIDATED BALANCE SHEET
December 31, 1998 and 1997 (Amounts in Thousands)

ASSETS


                                      1998      1997
                                      ----      ----

CURRENT ASSETS:

    Cash and cash equivalents       $18,441   $15,797

    Short term investments            5,300     5,250

    Receivables                       9,107     8,303

    Inventories                      13,171    11,982

    Deferred tax asset                2,500     2,206

    Prepayments and other             1,609     1,450
                                    -------   -------

      Total current assets           50,128    44,988
                                    -------   -------


PROPERTY, PLANT AND EQUIPMENT:

    Land                              1,524     1,280

    Buildings and improvements       26,662    24,921

    Machinery and equipment          19,760    18,463
                                    -------   -------

                                     47,946    44,664

    Less accumulated depreciation    20,855    18,170
                                    -------   -------

                                     27,091    26,494
                                    -------   -------

                                    $77,219   $71,482
                                    -------   -------
                                    -------   -------


The accompanying notes are an integral part of the consolidated financial statements.



Liberty Homes, Inc.                   Page 18                 1998 Annual Report

LIBERTY HOMES, INC.


                                  LIABILITIES


                                                                       1998       1997
                                                                       ----       ----

     CURRENT LIABILITIES:

         Accounts payable                                            $ 2,699   $ 2,340

         Dividends payable                                               277       279

         Income taxes payable                                          1,136       170

         Accrued compensation & payroll taxes                          2,897     2,276

         Other accrued liabilities                                    12,044    11,760
                                                                     -------   -------

         Total current liabilities                                    19,053    16,825
                                                                     -------   -------

                             DEFERRED INCOME TAXES                     2,270     2,154
                                                                     -------   -------

                    MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES       969       542
                                                                     -------   -------

      CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
     CAPITAL STOCK:
         Class A, $1 par value, Authorized - 7,500,000 shares
          Issued and outstanding -
          2,224,000 in 1998 and 2,262,000 in 1997                      2,224     2,262

         Class B, $1 par value, convertible
          to Class A, authorized - 3,500,000 shares
          Issued and outstanding -
          1,728,000 in 1998 and 1,731,000 in 1997                      1,728     1,731

                                    OTHER CAPITAL                         83        83

                                  RETAINED EARNINGS                   50,892    47,885
                                                                     -------   -------

                                                                      54,927    51,961
                                                                     -------   -------

                                                                     $77,219   $71,482
                                                                     -------   -------
                                                                     -------   -------


Liberty Homes, Inc.                   Page 19                 1998 Annual Report

CONSOLIDATED STATEMENT OF INCOME
For the Years Ended December 31, 1998, 1997 and 1996
(Amounts in Thousands, Except per Share Data)


                                                              1998           1997           1996
                                                              ----           ----           ----

Net sales                                                  $ 184,920      $ 167,837      $ 168,139
Cost of sales                                                159,218        147,591        146,612
                                                           ---------      ---------      ---------

      Gross profit                                            25,702         20,246         21,527
Selling, general and
  administrative expenses                                     19,024         16,366         16,016
                                                           ---------      ---------      ---------

      Operating income                                         6,678          3,880          5,511
Interest and other income                                      1,286          1,027          2,142
                                                           ---------      ---------      ---------

      Income before minority interest and income taxes         7,964          4,907          7,653
Minority interest                                               (384)           (86)          (108)
Income tax expense                                            (3,018)        (1,787)        (2,992)
                                                           ---------      ---------      ---------

      Net income                                           $   4,562      $   3,034      $   4,553
                                                           ---------      ---------      ---------
                                                           ---------      ---------      ---------


Net income per outstanding common share
      Class A - basic                                      $    1.15      $    0.74      $    1.06
      Class A - fully diluted                                   1.15           0.74           1.06
      Class B - basic                                           1.15           0.74           1.06
      Class B - fully diluted                                   1.15           0.74           1.06




CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1998, 1997 and 1996
(Amounts in Thousands)


                                           CLASS A       CLASS B
                                           COMMON        COMMON        OTHER         RETAINED
                                           STOCK         STOCK         CAPITAL       EARNINGS       TOTAL
                                           --------      --------      --------      --------      --------

Balance, January 1, 1996                   $  2,621      $  1,757      $     83      $ 46,457      $ 50,918
    Conversion from Class B to Class A           11           (11)
    Repurchase and cancellation
      of Class A Shares                        (155)                                   (1,697)       (1,852)
    Net income for the year                                                             4,553         4,553
    Cash dividends-$.28 per share                                                      (1,196)       (1,196)
                                           --------      --------      --------      --------      --------
Balance December 31, 1996                     2,477         1,746            83        48,117        52,423
    Repurchase and cancellation
      of Class A & Class B Shares              (215)          (15)                     (2,133)       (2,363)
    Net income for the year                   3,034         3,034
    Cash dividends-$.28 per share                                                      (1,133)       (1,133)
                                           --------      --------      --------      --------      --------
Balance December 31, 1997                     2,262         1,731            83        47,885        51,961
    Conversion from Class B to A                  3            (3)
    Repurchase and cancellation
      of Class A Shares                         (41)                                     (445)         (486)
    Net income for the year                   4,562         4,562
    Cash dividends-$.28 per share                                                      (1,110)       (1,110)
                                           --------      --------      --------      --------      --------
                                           --------      --------      --------      --------      --------
Balance December 31, 1998                  $  2,224      $  1,728      $     83      $ 50,892      $ 54,927
                                           --------      --------      --------      --------      --------
                                           --------      --------      --------      --------      --------


The accompanying notes are an integral part of the consolidated financial statements.



Liberty Homes, Inc.                   Page 20                 1998 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1998, 1997 and 1996
(Amounts in Thousands)


                                                               1998          1997          1996
                                                               ----          ----          ----

Cash flows from operating activities:
      Net income                                             $  4,562      $  3,034      $  4,553
                                                             --------      --------      --------
      Adjustments to reconcile net income to net
        cash provided by operating activities:
      Depreciation                                              2,685         2,406         2,181
      Deferred income taxes                                      (178)           50          (541)
      Gain on sale of property, plant & equipment                --            --            (882)
      Minority interest                                           384            86           108

       Changes in assets and liabilities:
           Receivables                                           (804)          237        (1,212)
           Inventories                                         (1,189)       (1,771)          407
           Prepayments and other                                 (159)         (258)         (183)
           Accounts payable                                       359        (1,017)          784
           Accrued liabilities                                    903           122         1,175
           Accrued income taxes                                   966           281          (347)
                                                             --------      --------      --------

             Total adjustments                                  2,967           136         1,490
                                                             --------      --------      --------

        Net cash provided by operating activities               7,529         3,170         6,043
                                                             --------      --------      --------

Cash flows from (used) in investing activities:
      Additions to property, plant & equipment                 (3,282)       (2,697)       (7,245)
      Disposal of (investment in) short term investments          (50)        7,400         2,950
      Disposal of property, plant & equipment                    --            --           2,217
                                                             --------      --------      --------
      Net cash provided by (used in)
       investing activities                                    (3,332)        4,703        (2,078)
                                                             --------      --------      --------

Cash flows used in financing activities:
      Cash dividends paid                                      (1,110)       (1,133)       (1,196)
      Minority interest contributed capital                        43           246          --
      Retirement of common stock                                 (486)       (2,363)       (1,852)
                                                             --------      --------      --------
      Net cash used in financing activities                    (1,553)       (3,250)       (3,048)
                                                             --------      --------      --------

Net increase in cash and cash equivalents                       2,644         4,623           917
Cash and cash equivalents, beginning of year                   15,797        11,174        10,257
                                                             --------      --------      --------

Cash and cash equivalents, end of year                       $ 18,441      $ 15,797      $ 11,174
                                                             --------      --------      --------
                                                             --------      --------      --------


Supplemental disclosures of cash flow
         information - cash paid during
         the year for income taxes                           $  2,301      $  1,503      $  3,879
                                                             --------      --------      --------
                                                             --------      --------      --------



Liberty Homes, Inc.                   Page 21                 1998 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Statesville Housing Center, Inc. and Irish Homes, Inc., and its majority owned subsidiaries, Waverlee Homes, Inc., and Gipper Development Company, LLC. Upon consolidation, all intercompany accounts, transactions and profits have been eliminated.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments which are converted to known amounts of cash on a daily basis. These investments are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS

At December 31, 1998 and 1997, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments were maintained in two financial institutions at December 31, 1998.

INVENTORIES

Inventories, consisting principally of raw materials, are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Depreciation is taken over the estimated useful life of the asset and is provided principally on the straight-line method. When assets are retired or disposed, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in operations. Operations are charged with all maintenance, repairs and rearrangement expenses, while betterments and renewals which increase the productive capacity of assets are capitalized and depreciated.

PRODUCT WARRANTY COSTS

Estimated warranty obligations are provided at the time of sale.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of ending assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Liberty Homes, Inc.                   Page 22                 1998 Annual Report

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

REVENUE RECOGNITION

Revenue is recognized when title is transferred upon shipment.

DELIVERY COSTS

Revenues and expenses related to delivery of the Company's products are included in cost of sales in the statement of operations.

2.       NATURE OF BUSINESS, RISKS AND UNCERTAINTIES:

The Company designs, manufactures and sells at wholesale a broad line of single and multi-section manufactured homes to numerous independent dealers in the United States who utilize floorplan financing arrangements with lending institutions. Continued availability of credit to these dealers is a vital part of the Company's business.

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

3.       CAPITAL STOCK:

The shares of Class A Common Stock have no voting rights and are not convertible; the shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding in 1998, 1997 and 1996 was 3,972,000 shares, 4,085,000 shares and 4,300,000 shares, respectively. The Board of Directors has approved a stock repurchase program authorizing the Company to repurchase up to 800,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 1998, 604,000 shares of Class A Common Stock and 15,000 shares of Class B Common Stock had been repurchased and canceled under this program.

Liberty Homes, Inc.                   Page 23                 1998 Annual Report

4.       INCOME TAXES:

The deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:


(Amounts in Thousands)         1998         1997         1996
                               ----         ----         ----
Deferred tax asset           $ 2,500      $ 2,206      $ 2,054
Deferred tax (liability)     $(2,270)     $(2,154)     $(1,952)
                             -------      -------      -------
Net deferred tax asset       $   230      $    52      $   102
                             -------      -------      -------
                             -------      -------      -------

The tax effects of principal temporary differences and carry forwards are shown in the following table:


                                                          1998         1997          1996
                                                          ----         ----          ----
Nondeductible accruals & reserves                        $ 2,435      $ 2,152      $ 1,998
Accelerated tax depreciation                             $(2,205)     $(2,100)     $(1,896)
                                                         -------      -------      -------
                                                         $   230      $    52      $   102
                                                         -------      -------      -------
                                                         -------      -------      -------

The components of income tax expense are as follows:


     (Amounts in Thousands)     1998          1997        1996
                                ----          ----        ----
     Current:
          Federal              $ 2,795      $ 1,687     $ 2,915
          State                    401           50         618
     Deferred:
          Federal                 (148)          39        (454)
          State                    (30)          11         (87)
                               -------      -------     -------
                               $ 3,018      $ 1,787     $ 2,992
                               -------      -------     -------
                               -------      -------     -------

Income tax expense results in effective tax rates of 37.9 percent in 1998, 36.4 percent in 1997 and 39.1 percent in 1996; and reconciles with the statutory United States federal income tax rate in 1998, 1997 and 1996, of 34 percent, as follows:


                                                             % OF INCOME BEFORE MINORITY INTEREST
                                    INCOME TAX EXPENSE                  AND INCOME TAXES
                                    ------------------                  ----------------
                                1998        1997      1996           1998     1997     1996
                                ----        ----      ----           ----     ----     ----
Income taxes at statutory
     federal rate              $2,708     $1,668     $2,602           34.0     34.0     34.0

State income taxes, net of
     federal tax effect           245        119        351            3.1      2.4      4.6

Other                              65       --           39            0.8     --        0.5
                               ------     ------     ------         ------   ------   ------
                               $3,018     $1,787     $2,992           37.9     36.4     39.1
                               ------     ------     ------         ------   ------   ------
                               ------     ------     ------         ------   ------   ------

The state income tax rates for 1997 were lower than historical rates due to tax credits recognized in 1997.



Liberty Homes, Inc.                   Page 24                 1998 Annual Report

5.       OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 1998 and 1997 are as follows:


     (Amounts in Thousands)                   1998               1997
                                              ----               ----
     Dealer Rebates                        $ 6,219            $ 6,601
     Product Warranty                        1,764              1,360
     Insurance                               1,828              2,218
     Other                                   2,233              1,581
                                           -------            -------
                                           $12,044            $11,760
                                           -------            -------
                                           -------            -------

6.       CONTINGENT LIABILITIES:

REPURCHASE OBLIGATIONS

The Company is contingently liable as of December 31, 1998 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has provided for losses on homes as of December 31, 1998 for which it has received or expects notification of repurchase. The Company's repurchase losses for 1998, 1997 and 1996 were not material. The Company believes any additional losses incurred under outstanding repurchase agreements in excess of the accrual established as of December 31, 1998, will not have a significant impact on the financial condition of the Company.

OTHER CONTINGENCIES

Letters of Credit totaling $2,325,000 have been issued in conjunction with the Company's self-funded workers' compensation program.

The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

7.       RETIREMENT PLAN:

The Company has a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 1998, 1997 and 1996 was $239,000, $222,000 and $227,000,
respectively.


Liberty Homes, Inc.                   Page 25                 1998 Annual Report

8.       QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
The Company's results of operations in 1998 and 1997 by quarter are as follows:
(Amounts in Thousands except per share data):


                                                                       Quarter Ended                        Year
                                                                                                            Ended
                                              Mar 31          Jun 30          Sep 30         Dec 31         Dec 31
                                              ------          ------          ------         ------        -------

1998:
Net sales                                   $ 42,886        $ 46,320        $ 48,897       $ 46,817        $184,920
Gross profit                                   5,340           6,816           6,433          7,113          25,702
Net Income                                       580           1,326           1,062          1,594           4,562
Net Income per Class A Share
     Basic                                      0.14            0.34            0.27           0.40
     Fully Diluted                              0.14            0.34            0.27           0.40            1.15
Net Income per Class B Share
     Basic                                      0.14            0.34            0.27           0.40
     Fully Diluted                              0.14            0.34            0.27           0.40            1.15

1997:
Net sales                                   $ 35,131        $ 46,188        $ 43,861       $ 42,657        $167,837
Gross profit                                   3,807           5,807           4,800          5,832          20,246
Net income                                       244           1,068             534          1,188           3,034
Net Income per Class A Share
     Basic                                      0.06            0.26            0.13           0.29            0.74
     Fully Diluted                              0.06            0.26            0.13           0.29            0.74
Net Income per Class B Share
     Basic                                      0.06            0.26            0.13           0.29            0.74
     Fully Diluted                              0.06            0.26            0.13           0.29            0.74


Liberty Homes, Inc.                   Page 28                 1998 Annual Report

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                          Crowe, Chizek and Company LLP


Elkhart, Indiana
February 17, 1999



Liberty Homes, Inc.                   Page 27                 1998 Annual Report

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

Michael F. Hussey          Vice President - Finance and Assistant Secretary of
                           Liberty Homes, Inc.

David M. Huffine           President of I.M. Homes, Inc., Rocky Ford, Colorado

Mitchell Day               President of Day Equipment Corporation, Goshen,
                           Indiana


OFFICERS
         Edward J. Hussey, President
         Edward Joseph Hussey, Vice President and Secretary
         Michael F. Hussey, Vice President - Finance and Assistant Secretary Marc A. Dosmann, Vice President and Chief Financial Officer
         Bruce A. McMillan, Vice President - Sales
         Ron Atkins, Vice President - Purchasing
         Nader Tomasbi, Vice President - Engineering and Design
         Ralph D. Ray, Treasurer
         Brian L. Christner, Controller
         Dorothy L. Peterson, Assistant Treasurer

REGISTRAR & TRANSFER AGENT
         Harris Bank, Shareholder Services
         Chicago, Illinois
         (312) 461-3309

AUDITORS
         Crowe, Chizek and Company LLP
         Elkhart, Indiana

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

Liberty Homes, Inc.                   Page 28                 1998 Annual Report