Form 10-K405, Exhibit 13
period 1999-12-31
LIBERTY HOMES INC
filed 2000-03-30
CIK 59240

                                   THE COMPANY

LIBERTY HOMES, INC. and Subsidiaries design, manufacture and sell a broad line of single and multi-section manufactured homes to numerous independent dealers throughout most of the United States and to consumers at the Company's retail operations located in Statesville, North Carolina and Elkhart, Indiana. The Company currently operates manufacturing plants in Syracuse, Indiana; Yoder, Kansas; Dorchester, Wisconsin; Leola, Pennsylvania; Sheridan, Oregon; Ocala, Florida; Statesville, North Carolina; Hamilton, Alabama; and Tuscumbia, Alabama. Corporate offices, including engineering and design facilities, are located in Goshen, Indiana.

                             SELECTED FINANCIAL DATA
                    as of or for the year ending December 31,
                  (Amounts in Thousands Except per Share Data)


                                  1999          1998           1997         1996          1995
                                  ----          ----           ----         ----          ----
Net Sales                   $   176,314   $   184,920   $   167,837   $   168,139   $   164,753
Net income                  $     2,162   $     4,562   $     3,034   $     4,553   $     6,356
Net income per share        $       .55   $      1.15   $       .74   $      1.06   $      1.42

Total assets                $    75,088   $    77,219   $    71,482   $    72,166   $    69,127
Long term obligations                --            --            --            --            --
Cash dividends per share:

  Class A common stock      $       .28   $       .28   $       .28   $       .28   $       .28
  Class B common stock      $       .28   $       .28   $       .28   $       .28   $       .28


   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES - Cash and cash equivalents and short-term investments as of December 31, 1999 and 1998 totaled $17,090,000 and $23,741,000, respectively. Working capital was $31,803,000 at year end 1999 and $31,075,000 at year end 1998. There was no bank debt, bonds or notes payable at December 31, 1999 and 1998. Historically, the Company's financing needs have been met through funds generated internally.

The Company invested $2,963,000 in capital expenditure programs during 1999. An expansion of the Ocala, Florida manufacturing facility was begun and mostly completed during the year. The remaining projects were spread throughout the Company and included improvements to production efficiency, retail operations and replacement of existing equipment.

Additionally, the Company continued to repurchase shares of its Class A and Class B Common Stock under a program initiated in 1994. During 1999, the Company repurchased a total of 39,000 Class A shares and 9,000 Class B shares. At the end of 1999, a total of 643,000 Class A Common Shares and 24,000 Class B Common Shares had been repurchased and cancelled. The Company plans to continue such repurchases on the open market or in negotiated transactions at management's discretion.

During 2000, the Company anticipates that cash flow from operations and cash reserves will be sufficient to meet the requirements for capital expenditures, working capital, stock repurchases and dividend payments.

RESULTS OF OPERATIONS - Net sales in 1999 were $176,314,000, a $8,606,000 or 5% decrease from 1998 net sales of $184,920,000. Net sales in 1998 increased by $17,083,000 or 10% from $167,837,000 in 1997. The decrease in net sales from 1998 to 1999 coincided with a downturn in sales in the manufactured housing industry caused by overproduction of homes relative to retail sales in the prior periods and a tightening of credit by finance companies.

The Company's product mix of single-section homes and multi-section homes has stabilized. During 1999 and 1998, 55% of the homes sold by the Company were homes comprised of two or more sections.

Gross profit was $22,330,000 or 13% of net sales in 1999, $25,702,000 or 14% of net sales in 1998 and $20,246,000 or 12% of net sales in 1997. Changes in sales volume and the fixed nature of some of the Company's manufacturing costs account for much of the variance of gross profit. Wood product and gypsum price increases during 1999 also caused gross profit deterioration.

Selling, general and administrative expenses amounted to $19,204,000 in 1999, $19,024,000 in 1998 and $16,366,000 in 1997. During 1999, these expenses fell in the Company's manufacturing operations while rising in the retail and development operations.

Interest and other income was $1,139,000 in 1999, $1,286,000 in 1998 and $1,027,000 in 1997 and primarily results from interest income earned from the Company's investment of cash. Variances are due to varying interest rates and the amount of cash available to invest.

Net income of $2,162,000 in 1999 compared to $4,562,000 in 1998 and $3,034,000 in 1997. Net income during 1999 fell from 1998 as a result of lower sales and increased material costs, particularly lumber products and gypsum board, which due to competitive conditions could not be reflected in increased selling prices.

OUTLOOK AND RISK FACTORS - Nationally the manufactured housing industry experienced a manufacturing slump during 1999. Annual production statistics reported by the Manufactured Housing Institute show a 7% drop in home production. Manufacturers' production during prior periods exceeded retail consumer demand and the resulting inventory levels during 1999 negatively impacted orders to the nation's manufacturers during the year.

The Company produces only to dealer orders. Sales backlogs are traditionally short and dealer inventories do not fluctuate substantially. Therefore, order activity at the Company is indicative of the day to day retail sales activity of its products. The Company believes consumer housing needs and favorable retail financing for its homes has had a positive impact on the Company. However, changes affecting retail customer demand, such as cost, availability of favorable credit and unemployment, will have an immediate effect on the Company's operations.

In a practice common to the industry, the Company participates in dealer financing programs which require it to repurchase homes which remain unsold and in dealer inventory for a period of up to one year after delivery to the dealer, if the dealer defaults on its financing obligations. Repurchased units are resold, although some discounting may be necessary and some loss may occur. Losses on such repurchases are not expected to be material during 2000.

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

                                  CAPITAL STOCK

The Company's Class A and Class B Common Stock are traded on the NASDAQ Stock Market. As of March 17, 2000, there were approximately 295 holders of record of the Company's Class A Common Stock and approximately 218 holders of record of the Company's Class B Common Stock. The following table shows the high and low closing price per share for the Company's Class A and Class B Common Stock for each of the quarters in 1999 and 1998 as well as cash dividends declared in each quarter in 1999 and 1998.


                                                  PRICE PER SHARE ($)                          Cash Dividends
                                           1999                        1998                      PER SHARE
                                           ----                        ----                      ---------
                                 HIGH           LOW          HIGH          LOW               1999           1998
                                ------         ------       ------        -----             ------         ------
First Quarter:
    Class A Common              11 1/4         9 1/8        10 3/4         9                 $.07          $.07
    Class B Common              11             10 3/4       11            10                 $.07          $.07
Second Quarter:
    Class A Common              10             7 7/8        11 3/4         9 5/8             $.07          $.07
    Class B Common              10 5/8         7 3/8        11 3/8        11                 $.07          $.07
Third Quarter:
    Class A Common              9 15/16        6 3/8        15 1/4         9 3/8             $.07          $.07
    Class B Common              9 5/8          8            15            10 1/4             $.07          $.07
Fourth Quarter:
    Class A Common              9 1/32         6 5/8        11 15/16      10 5/8             $.07          $.07
    Class B Common              8 7/8          7 13/16      12            10 1/2             $.07          $.07


[LOGO]




March 17, 2000

To Our Shareholders:

During 1999, Liberty Homes, Inc. generated net sales of $176,314,000. This amount represents a decrease of $8,606,000 from the prior year. Net income for 1999 decreased to $2,162,000 from $4,562,000 in 1998. The year provided many challenges to the industry and to the Company. The decrease in net sales coincided with a downturn in sales in the manufactured housing industry caused by overproduction of homes relative to retail sales in the prior periods and a tightening of credit by finance companies. Net income fell as a result of the lower sales and increased material costs, particularly wood products and gypsum board, which due to competitive conditions could not be reflected in increased selling prices.

The Company continued to repurchase shares of its Class A and Class B Common Stock during the year by repurchasing a total of 39,000 Class A shares and 9,000 Class B shares. Also, the Company continued to pay its regular dividend of $.28 per share for the year.

Once again, we want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.
/s/ Edward J. Hussey
-----------------------
Edward J. Hussey
President

pkm

CONSOLIDATED BALANCE SHEET
December 31, 1999 and 1998 (Amounts in Thousands)

ASSETS


                                                                        1999               1998
                                                                       ------             ------
     CURRENT ASSETS:
         Cash and cash equivalents                                   $ 10,555           $ 18,441

         Short term investments                                         6,535              5,300

         Receivables                                                   10,248              9,107

         Inventories                                                   15,327             13,171

         Deferred tax asset                                             2,240              2,500

         Income taxes refundable                                          715                 --

         Prepayments and other                                          1,988              1,609
                                                             -----------------  -----------------

           Total current assets                                        47,608             50,128
                                                             -----------------  -----------------




     PROPERTY, PLANT AND EQUIPMENT:

         Land                                                           1,926              1,524

         Buildings and improvements                                    28,241             26,662

         Machinery and equipment                                       20,742             19,760
                                                             -----------------  -----------------

                                                                       50,909             47,946

         Less accumulated depreciation                                 23,429             20,855
                                                             -----------------  -----------------

                                                                       27,480             27,091
                                                             -----------------  -----------------

                                                                     $ 75,088           $ 77,219
                                                             =================  =================


The accompanying notes are an integral part of the consolidated financial statements.

LIBERTY HOMES, INC.

LIABILITIES

                                                                                 1999               1998
                                                                                 ----               ----
     CURRENT LIABILITIES:
         Accounts payable                                                    $  2,216            $  2,699

         Dividends payable                                                        273                 277

         Income taxes payable                                                      --               1,136

         Accrued compensation & payroll taxes                                   2,479               2,897

         Other accrued liabilities                                             10,837              12,044
                                                                     -----------------   -----------------

         Total current liabilities                                             15,805              19,053
                                                                     -----------------   -----------------

      DEFERRED INCOME TAXES                                                     2,420               2,270
                                                                     -----------------   -----------------

      MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                            1,341                 969
                                                                     -----------------   -----------------

      CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

     CAPITAL STOCK:

         Class A, $1 par value, Authorized - 7,500,000 shares
          Issued and outstanding -
          2,198,000 in 1999 and 2,224,000 in 1998                               2,198               2,224

         Class B, $1 par value, convertible
          to Class A, authorized - 3,500,000 shares
          Issued and outstanding -
          1,706,000 in 1999 and 1,728,000 in 1998                               1,706               1,728

      OTHER CAPITAL                                                                83                  83

      RETAINED EARNINGS                                                        51,535              50,892
                                                                     -----------------   -----------------

                                                                               55,522              54,927
                                                                     -----------------   -----------------

                                                                             $ 75,088            $ 77,219
                                                                     =================   =================


CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 1999, 1998 and 1997 (Amounts in Thousands, Except per Share Data)


                                                                      1999                1998                1997
                                                                      ----                ----                ----
Net sales                                                         $176,314            $184,920            $167,837
Cost of sales                                                      153,984             159,218             147,591
                                                         ------------------  ------------------  ------------------

      Gross profit                                                  22,330              25,702              20,246
Selling, general and
  administrative expenses                                           19,204              19,024              16,366
                                                         ------------------  ------------------  ------------------

      Operating income                                               3,126               6,678               3,880
Interest and other income                                            1,139               1,286               1,027
                                                         ------------------  ------------------  ------------------

      Income before minority interest and income taxes               4,265               7,964               4,907
Minority interest in consolidated subsidiaries                       (353)               (384)                (86)
Income tax expense                                                 (1,750)             (3,018)             (1,787)
                                                         ------------------  ------------------  ------------------

      Net income                                                   $ 2,162             $ 4,562             $ 3,034
                                                         ==================  ==================  ==================

Net income per outstanding common share

      Class A - basic                                                 $.55               $1.15               $0.74
      Class A - fully diluted                                          .55                1.15                0.74
      Class B - basic                                                  .55                1.15                0.74
      Class B - fully diluted                                          .55                1.15                0.74

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 1999, 1998 and 1997 (Amounts in Thousands)

                                           CLASS A         CLASS B
                                           COMMON           COMMON           OTHER         RETAINED
                                            STOCK           STOCK           CAPITAL        EARNINGS        TOTAL

Balance, January 1, 1997                   $ 2,477          $ 1,746            $ 83       $ 48,117       $ 52,423
    Repurchase and cancellation
      of Class A & Class B Shares            (215)             (15)                        (2,133)        (2,363)
    Net income for the year                                                                  3,034          3,034
    Cash dividends-$.28 per share                                                          (1,133)        (1,133)
                                     --------------  ---------------  --------------   ------------  -------------
Balance December 31, 1997                    2,262            1,731              83         47,885         51,961
    Conversion   from   Class  B  to             3              (3)
         Class A
    Repurchase and cancellation
      of Class A Shares                       (41)                                           (445)          (486)
    Net income for the year                                                                  4,562          4,562
    Cash dividends-$.28 per share
                                                                                           (1,110)        (1,110)
                                     --------------  ---------------  --------------   ------------  -------------
Balance December 31, 1998                    2,224            1,728              83         50,892         54,927
    Conversion from Class B  to A               13             (13)
    Repurchase and cancellation
      of Class A & Class B Shares             (39)              (9)                          (424)          (472)
    Net income for the year                                                                  2,162          2,162
    Cash dividends-$.28 per share                                                          (1,095)        (1,095)
                                     --------------  ---------------  --------------   ------------  -------------
Balance December 31, 1999                  $ 2,198          $ 1,706            $ 83       $ 51,535       $ 55,522
                                     ==============  ===============  ==============   ============  =============


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS For the Years Ended December 31, 1999, 1998 and 1997 (Amounts in Thousands)


                                                                               1999              1998              1997
                                                                               ----              ----              ----
Cash flows from operating activities:
      Net income                                                            $ 2,162           $ 4,562           $ 3,034
                                                                    ----------------  ----------------  ----------------
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation                                                            2,574             2,685             2,406
      Deferred income taxes                                                     410             (178)                50
      Minority interest                                                         353               384                86

       Changes in assets and liabilities:
           Receivables                                                      (1,141)             (804)               237
           Inventories                                                      (2,156)           (1,189)           (1,771)
           Prepayments and other                                              (379)             (159)             (258)
           Accounts payable                                                   (483)               359           (1,017)
           Accrued liabilities                                              (1,629)               903               122
           Accrued income taxes                                             (1,851)               966               281
                                                                    ----------------  ----------------  ----------------

             Total adjustments                                              (4,302)             2,967               136
                                                                    ----------------  ----------------  ----------------

        Net cash from (used in) operating activities                        (2,140)             7,529             3,170
                                                                    ----------------  ----------------  ----------------

Cash flows from (used in) investing activities:
      Additions to property, plant & equipment                              (2,963)           (3,282)           (2,697)
      Disposal of (investment in) short term investments                    (1,235)              (50)             7,400
                                                                    ----------------  ----------------  ----------------
      Net cash from (used in)
       investing activities                                                 (4,198)           (3,332)             4,703
                                                                    ----------------  ----------------  ----------------

Cash flows used in financing activities:
      Cash dividends paid                                                   (1,095)           (1,110)           (1,133)
      Minority interest contributed capital                                      19                43               246
      Retirement of common stock                                              (472)             (486)           (2,363)
                                                                    ----------------  ----------------  ----------------
      Net cash used in financing activities                                 (1,548)           (1,553)           (3,250)
                                                                    ----------------  ----------------  ----------------

Net increase (decrease) in cash and cash equivalents                        (7,886)             2,644             4,623
Cash and cash equivalents, beginning of year                                 18,441            15,797            11,174
                                                                    ----------------  ----------------  ----------------

Cash and cash equivalents, end of year                                     $ 10,555          $ 18,441          $ 15,797
                                                                    ================  ================  ================
Supplemental disclosures of cash flow
         information - cash paid during
         the year for income taxes                                          $ 3,191           $ 2,301           $ 1,503
                                                                    ================  ================  ================


The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ACCOUNTING POLICIES:
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Statesville Housing Center, Inc. and Irish Homes, Inc., and its majority owned subsidiaries, Waverlee Homes, Inc., and Gipper Development Company, LLC. Upon consolidation, all inter-company accounts, transactions and profits have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments which are converted to known amounts of cash on a daily basis. These investments are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS
At December 31, 1999 and 1998, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments were maintained in three financial institutions at December 31, 1999.

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

EARNINGS PER SHARE
Basic earnings per share is computed based on weighted average Class A and Class B shares outstanding. Diluted earnings per share further includes the effect of dilutive options and warrants, if any.

REVENUE RECOGNITION
Revenue is recognized when title is transferred upon shipment.

DELIVERY COSTS
Revenues and expenses related to delivery of the Company's products are included in cost of sales in the statement of operations.

NATURE OF BUSINESS, RISKS AND UNCERTAINTIES
The Company designs, manufactures and sells at wholesale a broad line of single and multi-section manufactured homes to numerous independent dealers in the United States who utilize floorplan financing arrangements with lending institutions. Continued availability of credit to these dealers is vital to the Company's business. The Company considers itself to be in the industry segment of manufacturing homes as other operations are immaterial.

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

2.       CAPITAL STOCK:
The shares of Class A Common Stock have no voting rights and are not convertible; the shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding in 1999, 1998 and 1997 was 3,916,000 shares, 3,972,000 shares and 4,085,000 shares, respectively. The Board of Directors has approved a stock repurchase program authorizing the Company to repurchase up to 800,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 1999, 643,000 shares of Class A Common Stock and 24,000 shares of Class B Common Stock had been repurchased and canceled under this program.

3.       INCOME TAXES:
The deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:


(Amounts in Thousands)                                             1999               1998               1997
                                                                   ----               ----               ----
Deferred tax asset                                            $         2,240    $        2,500     $        2,206
Deferred tax (liability)                                      $       (2,420)    $      (2,270)     $      (2,154)
                                                              ----------------   ---------------    ---------------
Net deferred tax asset (liability)                            $         (180)    $          230     $           52
                                                              ================   ===============    ===============


The tax effects of principal temporary differences and carry forwards are shown in the following table:


                                                                 1999               1998                1997
                                                                 ----               ----                ----
Nondeductible accruals & reserves                           $         2,166    $         2,435     $         2,152
Accelerated tax depreciation                                $       (2,346)    $       (2,205)     $       (2,100)
                                                           -----------------  -----------------   -----------------
                                                            $         (180)    $           230     $            52
                                                           =================  =================   =================

The components of income tax expense are as follows:

(Amounts in Thousands)                                                1999                1998                1997
                                                                      ----                ----                ----
                                                Current:
                                                   Federal           $1,225             $2,795              $1,687
                                                   State                115                401                  50
                                                Deferred:
                                                   Federal              338              (148)                 39
                                                   State                 72               (30)                 11
                                                              --------------    ---------------    ----------------
                                                                      $1,750            $3,018              $1,787
                                                              ==============    ===============    ================


Income tax expense is based on consolidated income before taxes adjusted for non-taxable income and non-deductible expense. The tax expense reconciles with the statutory United States federal income tax rate in 1999, 1998 and 1997 as follows:


                                          INCOME TAX EXPENSE
                                                                            1999          1998           1997
                                                                            ----          ----           ----
Income taxes at statutory
     federal rate 34%                                                       $1,502        $2,767         $1,668
State income taxes, net of
     federal tax effect                                                        123           245            119
Other                                                                          125             6             --
                                                                      -------------  ------------   ------------

                                                                           $1,750        $3,018         $1,787
                                                                      =============  ============   ============

Effective Tax Rate                                                             40%           37%            36%
                                                                      =============  ============   ============



4.       OTHER ACCRUED LIABILITIES:
Other accrued liabilities at December 31, 1999 and 1998 are as follows:

(Amounts in Thousands)                                                             1999               1998
                                                                                   ----               ----
Dealer Rebates                                                                   $6,097            $ 6,219
Product Warranty                                                                  1,764              1,764
Insurance                                                                         1,488              1,828
Other                                                                             1,488              2,233
                                                                      ------------------  -----------------
                                                                               $ 10,837            $12,044
                                                                      ==================  =================


5.       CONTINGENT LIABILITIES:
REPURCHASE OBLIGATIONS
The Company is contingently liable as of December 31, 1999 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has provided for losses on homes as of December 31, 1999 for which it has received or expects notification of repurchase. The Company believes any additional losses incurred under outstanding repurchase agreements in excess of the accrual established as of December 31, 1999, will not have a significant impact on the financial condition of the Company.

OTHER CONTINGENCIES
Letters of Credit totaling $500,000 have been issued in conjunction with the Company's self-funded workers' compensation program.

The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

6.       RETIREMENT PLAN:
The Company has a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 1999, 1998 and 1997 was $210,000, $239,000 and $222,000,
respectively.

7.       QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
The Company's results of operations in 1999 and 1998 by quarter are as follows:
(Amounts in Thousands except per share data):


                                                               Quarter Ended
                                        ------------------------------------------------------------      Year
                                                                                                          Ended
                                              MAR 31          JUN 30          SEP 30         DEC 31      DEC. 31
                                              ------          ------          ------         ------      -------
1999:
Net sales                                    $44,350         $49,133         $47,259        $35,572        $176,314
Gross profit                                   5,809           7,052           5,675          3,794          22,330
Net Income (loss)                                599           1,361             628          (426)           2,162
Net Income (loss) per Class A Share
     Basic and Fully Diluted                     .15             .35             .16          (.11)             .55
Net Income (loss) per Class B Share
     Basic and Fully Diluted                     .15             .35             .16          (.11)             .55

1998:
Net sales                                   $ 42,886        $ 46,320        $ 48,897       $ 46,817        $184,920
Gross profit                                   5,340           6,816           6,433          7,113          25,702
Net income                                       580           1,326           1,062          1,594           4,562
Net Income per Class A Share
     Basic and Fully Diluted                    0.14            0.34            0.27           0.40            1.15
Net Income per Class B Share
     Basic and Fully Diluted                    0.14            0.34            0.27           0.40           1.15


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                             Crow , Chizek and Company LLP
                                           ----------------------------------
                                           /s/Crowe, Chizek and Company LLP

Elkhart, Indiana
February 15, 2000


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

REGISTRAR & TRANSFER AGENT
     Harris Bank, Shareholder Services
     Chicago, Illinois
     (312) 461-3309

AUDITORS
     Crowe, Chizek and Company LLP
     Elkhart, Indiana

LEGAL COUNSEL
     Hodges & Davis PC
     Merrillville, Indiana

     Barnes & Thornburg
     Fort Wayne, Indiana

ANNUAL REPORT ON FORM 10-K
     The Liberty Homes, Inc. Annual Report on Form 10-k filed with the
     Securities and Exchange Commission is available to shareholders at no charge upon written request to Liberty Homes, Inc., PO Box 35, Goshen,
     Indiana 46527, Attention Marc A. Dosmann.
