Form 10-K405, Exhibit 13
period 2000-12-31
LIBERTY HOMES INC
filed 2001-03-30
CIK 59240

                                   THE COMPANY

LIBERTY HOMES, INC. and Subsidiaries design, manufacture and sell a broad line of single and multi-section manufactured homes to numerous independent dealers throughout most of the United States and to consumers at the Company's retail operations, primarily established to dispose of repurchased homes, located in Statesville, North Carolina, Ocala, Florida, Porter, Texas and Elkhart, Indiana. The Company currently operates manufacturing plants in Syracuse, Indiana; Yoder, Kansas; Dorchester, Wisconsin; Leola, Pennsylvania; Sheridan, Oregon; Ocala, Florida; Statesville, North Carolina; and Hamilton, Alabama. Corporate offices, including engineering and design facilities, are located in Goshen, Indiana.

                             SELECTED FINANCIAL DATA
                    as of or for the year ending December 31,
                  (Amounts in Thousands Except per Share Data)

                                              2000             1999              1998             1997              1996
                                              ----             ----              ----             ----              -----
Net Sales                             $      128,165     $    181,736     $     190,412     $    172,417     $     173,144
Net income (loss)                     $      (5,916)     $      2,162     $       4,562     $      3,034     $       4,553
Net income (loss) per share           $       (1.53)     $        .55     $        1.15     $        .74     $        1.06

Total assets                          $       69,769     $     75,088     $      77,219     $     71,482     $      72,166
Long term obligations                             --               --                --               --                --
Cash dividends per share:
  Class A common stock                      $.28              $.28             $.28              $.28             $.28
  Class B common stock                      $.28              $.28             $.28              $.28             $.28

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS - Operations during 2000 were significantly affected by the severe slump in the manufactured housing industry, which resulted in a 28% industry wide decline in shipments from 1999 to 2000. This downturn in shipments was caused, in part, by an overproduction of homes in prior periods by the industry relative to retail sales in prior periods. This overproduction has resulted in homes being offered by the Company's competitors at discounted prices resulting in a reduction of orders for new homes.

Also, the industry has seen a tightening of credit on both the wholesale and retail financing of homes. This tightening has been caused by the decision of several major financing companies to cease doing business in the manufactured housing industry along with a reluctance by the financial secondary market to purchase retail contracts of the finance companies thus causing an increase in interest rates for our retail customers. In addition the remaining finance companies have tightened underwriting standards resulting in fewer qualifying retail customers and the tightening in the wholesale finance market has caused many of the Company's retailers to reduce inventory.

Furthermore, increased retail and wholesale loan defaults have caused a corresponding increase in the number of repossessed homes offered for resale, which has displaced some demand for newly manufactured homes.

These factors had two main effects on the Company. The Company's sales were significantly reduced during the year, falling 29% from 1999 to 2000. This drop in revenue had an adverse impact on the results of operations. Additionally, under repurchase agreements the Company has with various financial institutions, the Company repurchased a significant number of homes. Losses before income taxes of $4,330,000 were incurred in subsequent discounting and selling expenses as a result of these repurchases.

In response to lowered production requirements and the need for cost controlling measures during 2000, the Company consolidated into one plant, the two lines of production at its Dorchester, Wisconsin facilities. Furthermore, the Company also closed its plant in Tuscumbia, Alabama and moved that production to its Hamilton, Alabama plant.

Net sales for 2000 were $128,165,000, a $53,571,000 decrease from 1999 net sales of $181,736,000. Net sales in 1999 decreased by $8,676,000 from $190,412,000 in
1998.

The Company's product mix during 2000 resulted in 62% of its shipments being homes comprised of two or more sections. Multi-section homes were 55% of 1999 shipments.

Gross profit was $11,779,000 or 9% of net sales in 2000, $27,752,000 or 15% of net sales in 1999 and $31,194,000 or 16% of net sales in 1998. Heavy discounts given in order to resell repurchased homes coupled with lower sales volume of new homes sold and the fixed nature of some of the Company's manufacturing costs account for the reduction of year 2000 gross profit.

Selling, delivery, general and administrative expenses amounted to $22,189,000 in 2000, $24,586,000 in 1999 and $24,375,000 in 1998.

Interest and other income was $813,000 in 2000, $1,099,000 in 1999 and $1,145,000 in 1998 and primarily results from interest income earned from the Company's investment of cash. Variances are due to varying interest rates and the amount of cash available to invest.

A net loss of $5,916,000 occurred in 2000 compared to net income of $2,162,000 in 1999 and $4,562,000 in 1998, respectively. Lower sales and the adverse effect of a significant level of repurchases caused the Company to suffer a substantial profit reversal during 2000.

LIQUIDITY AND CAPITAL RESOURCES - The severe slump in the manufactured housing industry was wide spread during 2000 and accordingly affected the Company. Cash and cash equivalents and short-term investments fell during the year to $5,246,000 at December 31, 2000, compared to $17,090,000 at the end of 1999.
Working capital was $23,439,000 at year end 2000 and $31,803,000 at year end
1999.

The Company invested $2,761,000 in capital expenditure programs during 2000. An expansion of the Ocala, Florida manufacturing facility was completed during the year along with improvements to the production line and office. The remaining projects were spread throughout the Company and included improvements to production efficiency, retail operations and replacement of existing equipment.

Additionally, the Company continued to repurchase shares of its Class A and Class B Common Stock under a program initiated in 1994. During 2000, the Company repurchased a total of 115,000 Class A shares and 36,000 Class B shares. At the end of 2000, a total of 758,000 Class A Common Shares and 60,000 Class B Common Shares had been repurchased and cancelled. The Company plans to continue such repurchases on the open market or in negotiated transactions at management's discretion.

During 2000, the Company entered into line of credit agreements to provide up to $9,500,000 to finance some of its inventory held for retail sale. At December 31, 2000, $5,209,000 was due on these agreements. In addition, the Company also during the year, entered into a $5,000,000 unsecured line of credit which was not used.

During 2001, the Company anticipates that cash flow from operations, cash reserves and credit arrangements currently in place will be sufficient to meet the Company's requirements.

OUTLOOK AND RISK FACTORS - Nationally the manufactured housing industry experienced a manufacturing slump during 2000. Annual production statistics reported by the Manufactured Housing Institute show a 28% drop in home shipments from 1999 to 2000. Several factors created a negative impact on orders to the nation's manufacturers during 2000. The industry started the year with excess inventory which was the result of home production during prior periods exceeding retail consumer demand. This oversupply situation had a dampening effect on new home production orders. Additionally during the year, manufacturers had to compete with a sharply increased number of repossessed homes available for sale in the secondary market. These homes became available as dealers and consumers defaulted on financing obligations for the homes. Subsequent re-marketing of these homes put new home production orders under substantial pricing pressure and accordingly production levels dropped as new home prices were not competitive. These factors pose a continued risk to the industry and to the Company in the future.

Since the Company produces only to dealer orders and sales backlogs are traditionally short, the order activity at the Company is indicative of the day to day retail sales activity of its products. Changes affecting retail customer demand, such as cost, availability of credit and unemployment, may have an immediate effect on the Company's operations.

In a practice common to the industry, the Company participates in dealer financing programs which require it to repurchase homes which remain unsold and in dealer inventory for periods ranging from one to one and one-half years after delivery to the dealer, if the dealer defaults on its financing obligations. Repurchased units are resold, although some discounting, as occurred during 2000, may be necessary and some loss may result.

FORWARD LOOKING INFORMATION - The discussion above contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding industry and company outlooks and risk factors. The Company may make other forward looking statements orally or in writing from time to time. All such forward looking statements are not guaranties of future events or performance and involve risks and uncertainties. Actual results may differ materially from those in the forward looking statements as the result of a number of material factors. These factors include without limitation, the availability of financing credit at both the wholesale and retail level, the availability of a competent workforce, the regulation of the industry at the federal, state and local levels, changes in interest rates, unanticipated results in pending legal proceedings and the condition of the economy and its effect on consumer confidence.

                                  CAPITAL STOCK

The Company's Class A and Class B Common Stock are traded on the NASDAQ Stock Market. As of March 16, 2001, there were approximately 243 holders of record of the Company's Class A Common Stock and approximately 203 holders of record of the Company's Class B Common Stock. The following table shows the high and low closing price per share for the Company's Class A and Class B Common Stock for each of the quarters in 2000 and 1999 as well as cash dividends declared in each quarter in 2000 and 1999.

                                                 Price per Share ($)                          Cash Dividends
                                                 -------------------
                                           2000                     1999                        per Share
                                          ------                   ------                      -------------
                                 High          Low          High          Low              2000           1999
                                ------        ------       ------        ------            ------         -----
First Quarter:
    Class A Common              8              6 11/16      11 1/4        9 1/8              $.07          $.07
    Class B Common              8              6 3/4        11            10 3/4             $.07          $.07
Second Quarter:
    Class A Common              7 5/8          6            10            7 7/8              $.07          $.07
    Class B Common              7 1/8          5 1/2        10 5/8        7 3/8              $.07          $.07
Third Quarter:
    Class A Common              6 1/2          5 7/8        9 15/16       6 3/8              $.07          $.07
    Class B Common              6 7/8          5 3/4        9 5/8         8                  $.07          $.07
Fourth Quarter:
    Class A Common              6              4 9/16       9 1/32        6 5/8              $.07          $.07
    Class B Common              6 3/8          4 1/2        8 7/8         7 13/16            $.07          $.07

March 16, 2001



To Our Shareholders:

As mentioned in Management's Discussion and Analysis, the year 2000 provided substantial challenges to the manufactured housing industry and to Liberty Homes, Inc. The industry's over-capacity, excess inventory, tightened credit standards and dealer failures created a tumultuous environment in which the Company operated. During the year, the Company generated net sales of $128,165,000. This amount represents a decrease of $53,571,000 from the prior year. The Company sustained a net loss of $5,916,000 during the year compared to net income of $2,162,000 in 1999.

Once again, we want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.

 /s/ Edward J. Hussey

Edward J. Hussey
President

pkm

 CONSOLIDATED BALANCE SHEET
December 31, 2000 and 1999 (Amounts in Thousands)

ASSETS
                                                                                2000               1999
                                                                               ------              -----

     CURRENT ASSETS:
         Cash and cash equivalents                                            $  4,896          $  10,555

         Short term investments                                                    350              6,535

         Receivables                                                            11,259             10,248

         Inventories                                                            17,422             15,327

         Deferred tax asset                                                      2,480              2,240

         Income taxes refundable                                                 3,643                715

         Prepayments and other                                                   2,026              1,988
                                                                      -----------------  -----------------

           Total current assets                                                 42,076             47,608
                                                                      -----------------  -----------------




     PROPERTY, PLANT AND EQUIPMENT:

         Land                                                                    2,422              1,926

         Buildings and improvements                                             29,678             28,241

         Machinery and equipment                                                21,570             20,742
                                                                      -----------------  -----------------

                                                                                53,670             50,909

         Less accumulated depreciation                                          25,977             23,429
                                                                      -----------------  -----------------

                                                                                27,693             27,480
                                                                      -----------------  -----------------

                                                                             $  69,769          $  75,088
                                                                      =================  =================

The accompanying notes are an integral part of the consolidated financial statements.

 LIBERTY HOMES, INC.

                                  LIABILITIES
                                                                                            2000                1999
                                                                                           ------              ------
     CURRENT LIABILITIES:

         Accounts payable                                                               $   3,659           $   2,216

         Floorplan notes payable                                                            5,209                  --

         Accrued compensation & payroll taxes                                               1,416               2,479

         Other accrued liabilities                                                          8,353              11,110
                                                                                 -----------------   -----------------

         Total current liabilities                                                         18,637              15,805
                                                                                 -----------------   -----------------

                             DEFERRED INCOME TAXES                                          2,530               2,420
                                                                                 -----------------   -----------------

                    MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                          1,020               1,341
                                                                                 -----------------   -----------------

      CONTINGENT LIABILITIES                                                                   --                  --

SHAREHOLDERS' EQUITY
     CAPITAL STOCK:
         Class A, $1 par value, Authorized - 7,500,000 shares
          Issued and outstanding -
          2,083,000 in 2000 and 2,198,000 in 1999                                           2,083               2,198

         Class B, $1 par value, convertible
          to Class A, authorized - 3,500,000 shares
          Issued and outstanding -
          1,670,000 in 2000 and 1,706,000 in 1999                                           1,670               1,706

                                    OTHER CAPITAL                                              83                  83

                                  RETAINED EARNINGS                                        43,746              51,535
                                                                                 -----------------   -----------------

                                                                                           47,582              55,522
                                                                                 -----------------   -----------------

                                                                                        $  69,769           $  75,088
                                                                                 =================   =================

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2000, 1999 and 1998 (Amounts in Thousands, Except per Share Data)

                                                               2000            1999           1998
                                                              ------          ------         -------
Net sales                                                    $128,165        $181,736       $190,412
Cost of sales                                                 116,386         153,984        159,218
                                                         -------------   -------------  -------------

      Gross profit                                             11,779          27,752         31,194

Selling, delivery, general and
  administrative expenses                                      22,189          24,586         24,375
                                                         -------------   -------------  -------------

      Operating income (loss)                                (10,410)           3,166          6,819
Interest and other income                                         813           1,099          1,145
Interest expense                                                (402)              --             --
                                                         -------------   -------------  -------------

      Income (loss)  before minority interest and             (9,999)           4,265          7,964
         income taxes
Minority interest in consolidated subsidiaries                    321           (353)           (384)
Income tax (expense) benefit                                    3,762         (1,750)         (3,018)
                                                         -------------   -------------  -------------

      Net income (loss)                                     $ (5,916)         $ 2,162        $ 4,562
                                                         =============   =============  =============

Net income (loss) per outstanding common share
      Class A - basic and fully diluted                       ($1.53)            $.55          $1.15
      Class B - basic and fully diluted                       ($1.53)            $.55          $1.15

 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2000, 1999 and 1998
(Amounts in Thousands)

                                          CLASS A        CLASS B
                                          COMMON         COMMON            OTHER         RETAINED
                                           STOCK          STOCK           CAPITAL        EARNINGS         TOTAL
                                          -------        -------         --------       --------        --------
Balance, January 1, 1998                  $ 2,262        $ 1,731            $ 83       $ 47,885        $ 51,961
    Conversion from Class B to                  3             (3)
         Class A
    Repurchase and cancellation
      of Class A Shares                       (41)                                         (445)           (486)
    Net income for the year                                                               4,562           4,562
    Cash dividends-$.28 per share                                                        (1,110)         (1,110)
                                     -------------  -------------   -------------  -------------  --------------
Balance December 31, 1998                   2,224          1,728              83         50,892          54,927
    Conversion from Class B to                 13            (13)
         Class A
    Repurchase and cancellation
      of Class A & Class B Shares             (39)            (9)                          (424)           (472)
    Net income for the year                                                               2,162           2,162
    Cash dividends-$.28 per share                                                        (1,095)         (1,095)
                                     -------------  -------------   -------------  -------------  --------------
Balance December 31, 1999                   2,198          1,706              83         51,535          55,522
    Repurchase and cancellation
      of Class A & Class B Shares            (115)           (36)                          (806)           (957)
    Net loss for the year                                                                (5,916)         (5,916)
    Cash dividends-$.28 per share                                                        (1,067)         (1,067)
                                     -------------  -------------   -------------  -------------  --------------
Balance December 31, 2000                 $ 2,083        $ 1,670            $ 83       $ 43,746        $ 47,582
                                     =============  =============   =============  =============  ==============

The accompanying notes are an integral part of the consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS For the Years Ended December 31, 2000, 1999 and 1998 (Amounts in Thousands)

                                                                                       2000              1999              1998
                                                                                      -------           ------            -------

Cash flows from (used in) operating activities:
      Net income (loss)                                                              $ (5,916)           $ 2,162           $ 4,562
                                                                                    -----------        ---------         ---------
      Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation                                                                       2,548             2,574             2,685
      Deferred income taxes                                                              (130)               410             (178)
      Minority interest                                                                  (321)               353               384
      Changes in assets and liabilities:
           Receivables                                                                 (1,011)           (1,141)             (804)
           Inventories                                                                 (2,095)           (2,156)           (1,189)
           Prepayments and other                                                          (38)             (379)             (159)
           Accounts payable                                                              1,443             (483)               359
           Accrued liabilities                                                         (3,820)           (1,629)               903
           Accrued income taxes                                                        (2,928)           (1,851)               966
                                                                                    -----------        ---------         ---------
             Total adjustments                                                         (6,352)           (4,302)             2,967
                                                                                    -----------        ---------         ---------

      Net cash from (used in) operating activities                                    (12,268)           (2,140)             7,529
                                                                                    -----------        ---------         ---------

Cash flows from (used in) investing activities:
      Additions to property, plant & equipment                                         (2,761)           (2,963)           (3,282)
      Disposal of (investment in) short term investments                                 6,185           (1,235)              (50)
                                                                                    -----------        ---------         ---------
      Net cash from (used in)
          investing activities                                                           3,424           (4,198)           (3,332)
                                                                                    -----------        ---------         ---------

Cash flows from (used in) financing activities:
      Proceeds from floorplan notes payable                                              7,928                --                --
      Repayments of floorplan notes payable                                            (2,719)                --                --
      Cash dividends paid                                                              (1,067)           (1,095)           (1,110)
      Minority interest contributed capital                                                 --                19                43
      Retirement of common stock                                                         (957)             (472)             (486)
                                                                                    -----------        ---------         ---------
      Net cash from (used in) financing activities                                       3,185           (1,548)           (1,553)
                                                                                    -----------        ---------         ---------

Net increase (decrease) in cash and cash equivalents                                   (5,659)           (7,886)             2,644
Cash and cash equivalents, beginning of year                                            10,555            18,441            15,797
                                                                                    -----------        ---------         ---------

Cash and cash equivalents, end of year                                                  $4,896          $ 10,555          $ 18,441
                                                                                    ===========        =========         =========
Supplemental disclosures of cash flow information -
      Cash paid (received) during the year for income taxes                            $ (706)           $ 3,191           $ 2,301
      Cash paid for interest expense                                                     $ 348                --                --


The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES:
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all its wholly owned and its majority owned subsidiaries. Upon consolidation, all inter-company accounts, transactions and profits have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments which are converted to known amounts of cash on a daily basis. These investments are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS
At December 31, 2000 and 1999, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments were maintained in two financial institutions at December 31, 2000.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. A recap of inventories is as follows:

(Amounts in Thousands)                                                           2000            1999
                                                                                ------          ------
Raw material inventory                                                             $5,907          $8,218
Work in process inventory                                                           2,071           2,118
Finished homes including homes repurchased under repurchase obligations
with wholesale Finance Companies                                                    9,444           4,991
                                                                              ------------    ------------
                                                                                  $17,422         $15,327
                                                                              ============    ============

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

EARNINGS PER SHARE
Basic and diluted earnings per share are computed based on weighted average Class A and Class B shares outstanding. There are no options or warrants outstanding to create a dilutive effect.

REVENUE RECOGNITION
Revenue is recognized when title is transferred upon shipment.

DELIVERY REVENUES AND COSTS
The Company includes in net sales the amounts billed to its customers for delivery services. The costs of these services are included in the Company's selling, delivery, general and administrative expenses.

RECLASSIFICATION
Certain items in the financial statements for prior years have been reclassified to conform to current year presentation; primarily the delivery revenue and costs described above.

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

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual amounts may differ from estimated amounts. The most notable assumptions included in the financial statements involve product warranty costs, potential repurchase obligations on dealer floorplan financing arrangements and reserves set for the Company's self-funded group medical benefit plan. The Company maintains excess loss coverage on the medical benefit program through insurance contracts.

2.  CAPITAL STOCK:
The shares of Class A Common Stock have no voting rights and are not convertible. The shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding in 2000, 1999 and 1998 was 3,854,000 shares, 3,916,000 shares and 3,972,000 shares, respectively. The Board of Directors has approved a stock repurchase program authorizing the Company to repurchase up to 1,100,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 2000, 758,000 shares of Class A Common Stock and 60,000 shares of Class B Common Stock had been repurchased and canceled under this program.

3.  INCOME TAXES:
The deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

     (Amounts in Thousands)                                        2000               1999              1998
                                                                  ------             ------            ------
     Deferred tax asset                                       $        2,480     $        2,240     $        2,500


                                       26

     Deferred tax (liability)                                 $      (2,530)     $      (2,420)     $      (2,270)
                                                              ---------------    ---------------   ----------------
     Net deferred tax asset (liability)                       $         (50)     $        (180)     $          230
                                                              ===============    ===============   ================

The tax effects of principal temporary differences and carry forwards are as follows:
(Amounts in Thousands)

                                                                  2000               1999                1998
                                                                 ------             ------              -------
Nondeductible accruals & reserves                           $         2,279    $         2,166     $         2,435
Accelerated tax depreciation                                $        (2,329)   $        (2,346)    $        (2,205)
                                                           -----------------  -----------------   -----------------
                                                            $           (50)   $          (180)    $           230
                                                           =================  =================   =================

The components of income tax benefit (expense) are as follows:

(Amounts in Thousands)                2000             1999              1998
                                     ------           ------            -------
Current:
     Federal                $        3,533    $      (1,225)    $      (2,795)
     State                              97             (115)             (401)
Deferred:
     Federal                          (321)            (338)              148
     State                             451              (72)               30
                           ----------------   ---------------  ----------------
                            $        3,762    $      (1,750)    $      (3,018)
                           ================   ===============  ================

The income tax benefit (expense) is based on consolidated income before taxes adjusted for non-taxable income and non-deductible expense. The tax benefit (expense) reconciles with the statutory United States federal income tax rate in 2000, 1999 and 1998 as follows:

                                                    INCOME TAX EXPENSE
                                                    ------------------
(Amounts in Thousands)                        2000                1999               1998
                                             ------             -------            -------
Income taxes at statutory
     federal rate 34%                $      $3,400      $      (1,502)     $      (2,767)
State income taxes, net of
     federal tax effect                        362               (123)              (245)
Other                                           --               (125)                (6)
                                    ---------------   -----------------  -----------------

                                     $      $3,762      $      (1,750)     $      (3,018)
                                    ===============   =================  =================

Effective Tax Rate                             38%                 41%                38%
                                    ===============   =================  =================

4.  NOTES PAYABLE:
The Company entered into agreements through some of its subsidiaries for certain inventory financing for a total loan commitment of $9,500,000 under master loan agreements. The agreements are secured by virtually all of the assets of the subsidiary companies and the guarantee of the parent company and bears interest at 1/2% over prime at December 31, 2000. Payment is due when the related home is sold. The loan agreements contain covenants restricting the subsidiaries from certain transfers of assets and business mergers and consolidation. Total interest expense related to these obligations was $401,000 for 2000. The balance outstanding at December 31, 2000 was $5,209,000.

Effective December 21, 2000, the Company entered into a $5,000,000 unsecured revolving line of credit with 1st Source Bank with interest payable monthly at the rate of .25% to .50% below the prime rate depending on the Company's leverage ratio. The line is subject to renewal on June 30, 2001 and contains covenant provisions related to financial ratios and certain other matters, with which the Company was in compliance at December 31, 2000. There was no balance outstanding at December 31, 2000.

5.       OTHER ACCRUED LIABILITIES:
Other accrued liabilities at December 31, 2000 and 1999 are as follows:

       (Amounts in Thousands)                2000             1999
                                            -----            ------
       Marketing Programs             $     3,419      $     6,097
       Product Warranty                     1,764            1,764
       Insurance                              715            1,488
       Dividends                              263              273
       Other                                2,192            1,488
                                    --------------   --------------
                                      $     8,353      $    11,110
                                    ==============   ==============

6.  CONTINGENT LIABILITIES:
REPURCHASE OBLIGATIONS
The Company is contingently liable as of December 31, 2000 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has, as of December 31, 2000, provided for losses on homes for which it has received or expects notification of repurchase.

OTHER CONTINGENCIES
The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

7.  RETIREMENT PLAN:
The Company has a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 2000, 1999 and 1998 was $187,000, $210,000 and $239,000,
respectively.

8.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
The Company's results of operations in 2000 and 1999 by quarter are as follows:
(Amounts in Thousands except per share data)

                                                               Quarter Ended
                                        -------------------------------------------------------------      Year
                                                                                                           Ended
                                              Mar 31         Jun 30         Sep 30          Dec 31        Dec. 31
                                             --------       --------       --------        --------       --------
2000:
Net sales                               $     37,473   $     35,999    $    29,763    $     24,930   $       128,165
Gross profit                                   4,321          4,319          2,853             286            11,779
Net loss                                        (643)          (629)        (1,512)         (3,132)           (5,916)
Net loss per Class A Share
     Basic and Fully Diluted                    (.16)          (.16)          (.40)           (.81)            (1.53)
Net loss per Class B Share
     Basic and Fully Diluted                    (.16)          (.16)          (.40)           (.81)            (1.53)


1999:
Net sales                               $     45,743   $     50,771    $    48,665    $     36,557   $       181,736
Gross profit                                   7,202          8,690          7,081           4,779            27,752
Net income                                       599          1,361            628            (426)            2,162
Net Income per Class A Share
     Basic and Fully Diluted                     .15            .35            .16            (.11)              .55
Net Income per Class B Share
     Basic and Fully Diluted                     .15            .35            .16            (.11)              .55


Quarterly data previously reported has been reclassified to conform to the Company's inclusion of amounts billed for delivery services in net sales. Gross profit for the quarter ended December 31, 2000 was adversely affected by a drop in sales volume and by costs associated with repurchased inventory.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.


                                                   Crowe, Chizek and Company LLP


Elkhart, Indiana
February 13, 2001

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

Michael F. Hussey             Vice President - Finance and Assistant Secretary
                              of Liberty Homes, Inc.

David M. Huffine              Vice President of Duneland Mortgage Company,
                              Valparaiso,  Indiana

Mitchell Day                  President of Day Equipment Corporation,
                              Goshen, Indiana

Lester M. Molnar              Retired, Former Vice President of Liberty Homes,
                              Inc.

OFFICERS
         Edward J. Hussey, President
         Edward Joseph Hussey, Vice President and Secretary
         Michael F. Hussey, Vice President - Finance and Assistant Secretary Marc A. Dosmann, Vice President and Chief Financial Officer
         Bruce A. McMillan, Vice President - Sales
         Ron Atkins, Vice President - Purchasing
         Nader Tomasbi, Vice President - Engineering and Design
         Brian L. Christner, Treasurer
         Gregory T. Shank, Controller
         Dorothy L. Peterson, Assistant Treasurer

REGISTRAR & TRANSFER AGENT
         Computershare Investor Services
         Chicago, Illinois
         312.588.4990

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