Form 10-K405, Exhibit 13
period 2001-12-31
LIBERTY HOMES INC
filed 2002-03-29
CIK 59240

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

THE COMPANY

        LIBERTY HOMES, INC.    and Subsidiaries design, manufacture and sell a broad line of single and multi-section manufactured homes to numerous independent dealers throughout most of the United States and to consumers at the Company's retail operations. The Company currently operates manufacturing plants in Syracuse, Indiana; Yoder, Kansas; Dorchester, Wisconsin; Leola, Pennsylvania; Sheridan, Oregon; Ocala, Florida; Statesville, North Carolina; and Hamilton, Alabama. Corporate offices, including engineering and design facilities, are located in Goshen, Indiana.

SELECTED FINANCIAL DATA
as of or for the year ending December 31,
(Amounts in Thousands Except per Share Data)

	2001	2000	1999	1998	1997
Net Sales	$112,266	$128,165	$181,736	$190,412	$172,417
Net income (loss)	$(1,574)	$(5,916)	$2,162	$4,562	$3,034
Net income (loss) per share	$(.42)	$(1.53)	$.55	$1.15	$.74
Total assets	$61,499	$69,769	$75,088	$77,219	$71,482
Long term obligations	—	—	—	—	—
Cash dividends per share:
Class A common stock	$.28	$.28	$.28	$.28	$.28
Class B common stock	$.28	$.28	$.28	$.28	$.28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        Results of Operations—Operations during 2001 were significantly affected by the continued severe slump in the manufactured housing industry, which resulted in a 23% industry wide decline in shipments from 2000 to 2001. This decrease follows a 28% industry decline from 1999 to 2000.

        Certain causes of this multi-year slide continued to pressure the industry during 2001. Availability of credit at both the wholesale and retail levels continued to inhibit the flow of capital necessary to finance home purchases. Several major financing companies ceased doing business in the manufactured housing industry and those that remained instituted stricter underwriting conditions. Defaults by retail borrowers and dealer failures caused the existence of a substantial number of repossessed homes. Such homes put considerable pressure on the pricing of new homes and displaced some demand for newly manufactured homes. Dealers who continued in business pared down their inventories in response to lower credit line availability and slower retail activity.

        Also, these factors impacted the Company. Net sales for 2001 were $112,266,000 a $15,899,000 decrease from the year 2000. Net sales in 2000 decreased by $53,571,000 to $128,165,000 from 1999 net sales of $181,736,000. Year to year comparisons of the number of homes shipped by the Company followed the industry trend with a 22% decline in 2001 over 2000 and a 29% decline in 2000 over 1999. The Company's product mix of multi-section homes was 64% and 62% of total shipments for the years 2001 and 2000, respectively. In comparison, the industry mix of multi-section homes was 75% in 2001 and 70% in 2000.

        Gross profit was $16,565,000 or 15% of net sales in 2001, $11,779,000 or 9% of net sales in 2000 and $27,752,000 or 15% of net sales in 1999. In the face of declining revenues, the Company continued its focus on manufacturing cost controls during 2001, producing successful results. This focus plus the considerable reduction from the prior year of repurchased home reselling activity, with its attendant discounting, helped the Company make a considerable improvement in gross profit.

        Selling, delivery, general and administrative expenses totaled $18,976,000 in 2001, $22,189,000 in 2000 and $24,586,000 in 1999.

        Interest and other income was $562,000 in 2001, $813,000 in 2000 and $1,099,000 in 1999 and primarily results from interest income earned from the Company's investment of cash. Variances are due to varying interest rates and the amount of cash available to invest.

        Continued declining sales created a difficult environment in which to operate. The Company was unable to fully counteract this condition and accordingly, operations for the year produced a net loss of $1,574,000 in 2001 compared to a net loss of $5,916,000 in 2000 and net income of $2,162,000 in 1999.

        Liquidity and Capital Resources—Cash and cash equivalents and short-term investments increased during the year to $7,523,000 at December 31, 2001, compared to $5,246,000 at the end of 2000. Working capital was $23,031,000 at year end 2001 and $23,439,000 at year end 2000.

        During 2000, the Company consolidated the operations of two of its manufacturing facilities into nearby production facilities. These two facilities were listed for sale during 2001 with the appraisal values and asking prices in excess of the net book value of each. At December 31, 2001, the aggregate net book value was $2,921,000.

        The Company is contingently liable to third party financing companies that require the Company, under certain conditions, to repurchase homes it sells to its dealers. During 2000 and 2001, the Company funded all of its repurchase obligations through internal sources. As of December 31, 2001, the Company has made provisions for all obligations of which it is aware plus any potential repurchases the Company deems likely to be required. Any significant change could place unplanned demands on future cash flows.

        The Company has secured line of credit agreements which provide up to $9,500,000 to finance some of its inventory held for retail sale and an unsecured line of credit of $5,000,000. At December 31, 2001, $2,383,000 was payable on the secured credit agreements and nothing was borrowed on the unsecured credit line.

        The Company believes that cash flow from operations, cash reserves and credit arrangements currently in place will be sufficient to meet the Company's requirements in the year 2002. The Company has taken into consideration the current conditions in which the Company operates.

        Outlook and Risk Factors—Nationally the manufactured housing industry experienced a severe slump which began in mid-1999. Year on year shipments declined 29% and 23% for the years ended 2000 and 2001, respectively and many of the factors that precipitated this downturn continue to impact the industry.

        Restated underwriting standards and a reduced number of retail lenders are factors which will affect the industry for the foreseeable future. This constriction of credit will keep many potential homebuyers out of the marketplace for manufactured housing.

        It is a common practice for manufactured housing producers to participate in dealer financing programs which require the manufacturer to repurchase homes which remain unsold and in dealer inventory within a certain time period following delivery to the dealer, if the dealer defaults on its financing obligations. When initiated, this repurchase obligation brings homes back into the wholesale market and may result in some discounting as the units are resold. Currently, the industry has a significant level of these repurchased homes as well as homeowner repossessions that will compete with future orders to factories for new homes.

        The spate of dealer failures that occurred industry-wide in 2000 slowed during 2001. However, it is difficult to project this rate in to the future. Continued fallout among this part of the distribution chain may disrupt the market.

        The Company's operations run parallel to the forces in the industry and are impacted by the same risk factors. Since the Company produces only to dealers' orders and sales backlogs are traditionally short, the order activity at the Company is indicative of the day to day retail sales activity of its products. Any changes affecting retail customer demand, such as cost, unemployment and the factors previously mentioned, may have an immediate effect on the Company's operations. While the industry experienced a 4% increase of homes shipped in the fourth quarter of 2001 over the fourth quarter of 2000, the Company's shipments rose 12% for the same comparative periods. Whether or not this quarterly performance is an indicator of the future is unknown.

        Forward Looking Information—The discussion above contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding industry and company outlooks and risk factors. The Company may make other forward looking statements orally or in writing from time to time. All such forward looking statements are not guaranties of future events or performance and involve risks and uncertainties. Actual results may differ materially from those in the forward looking statements as the result of a number of material factors. These factors include without limitation, the availability of financing credit at both the wholesale and retail level, the availability of a competent workforce, the regulation of the industry at the federal, state and local levels, changes in interest rates, the stability of dealer distribution networks, unanticipated results in pending legal proceedings and the condition of the economy and its effect on consumer confidence.

CAPITAL STOCK

        The Company's Class A and Class B Common Stock are traded on the NASDAQ Stock Market. As of March 15, 2002, there were approximately 230 holders of record of the Company's Class A Common Stock and approximately 160 holders of record of the Company's Class B Common Stock. The following table shows the high and low closing bid price per share for the Company's Class A and Class B Common Stock for each of the quarters in 2001 and 2000 as well as cash dividends declared in each quarter in 2001 and 2000.

	Price per Share ($)
					Cash Dividends per Share
	2001		2000
	High	Low	High	Low	2001	2000
First Quarter:
Class A Common	5.19	4.69	8	6 11/16	$.07	$.07
Class B Common	5.06	4.88	8	6 3/4	$.07	$.07
Second Quarter:
Class A Common	6.30	5.06	7 5/8	6	$.07	$.07
Class B Common	5.90	5.00	7 1/8	5 1/2	$.07	$.07
Third Quarter:
Class A Common	7.20	4.90	6 1/2	5 7/8	$.07	$.07
Class B Common	7.00	5.05	6 7/8	5 3/4	$.07	$.07
Fourth Quarter:
Class A Common	5.99	4.85	6	4 9/16	$.07	$.07
Class B Common	5.90	5.75	6 3/8	4 1/2	$.07	$.07

March 14, 2002

To Our Shareholders:

        As mentioned in Management's Discussion and Analysis, the year 2001 provided a second successive year of substantial challenges to the manufactured housing industry and to Liberty Homes, Inc. Industry over-capacity, excess inventory, tightened credit standards and dealer failures continued to propel the tumultuous environment in which the Company operated. The Company responded by focusing on new and innovative products, exploring new avenues into the homebuyers' market and by controlling costs.

        During the year 2001, the Company generated net sales of $112,266,000. This amount represents a decrease of $15,899,000 from the prior year. The Company sustained a net loss of $1,574,000 during the year compared to net loss of $5,916,000 in 2000.

        Once again, we want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,
LIBERTY HOMES, INC.

/s/ Edward J. Hussey Edward J. Hussey President

pkm

CONSOLIDATED BALANCE SHEET

December 31, 2001 and 2000

(Amounts in Thousands)

	2001	2000
ASSETS
Current Assets:
Cash and cash equivalents	$7,223	$4,896
Short term investments	300	350
Receivables	10,506	11,259
Inventories	12,567	17,422
Deferred tax asset	2,820	2,480
Income taxes refundable	362	3,643
Prepayments and other	2,248	2,026

Total current assets	36,026	42,076

Property, Plant and Equipment:
Land	2,412	2,422
Buildings and improvements	29,439	29,678
Machinery and equipment	21,840	21,570

	53,691	53,670
Less accumulated depreciation	28,218	25,977

	25,473	27,693

	$61,499	$69,769

LIABILITIES
Current Liabilities:
Accounts payable	$2,651	$3,659
Floorplan notes payable	1,283	5,209
Accrued compensation & payroll taxes	1,055	1,416
Other accrued liabilities	6,906	8,353

Total current liabilities	12,995	18,637

Deferred Income Taxes	2,450	2,530

Minority Interest in Consolidated Subsidiaries	1,097	1,020

Contingent Liabilities	—	—
SHAREHOLDERS' EQUITY
Capital Stock:
Class A, $1 par value, Authorized—7,500,000 shares; Issued and outstanding— 2,088,000 in 2001 and 2,083,000 in 2000	2,088	2,083
Class B, $1 par value, convertible to Class A, Authorized—3,500,000 shares; Issued and outstanding— 1,665,000 in 2001 and 1,670,000 in 2000	1,665	1,670
Other Capital	83	83
Retained Earnings	41,121	43,746

	44,957	47,582

	$61,499	$69,769

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2001, 2000 and 1999

(Amounts in Thousands, Except per Share Data)

	2001	2000	1999
Net sales	$112,266	$128,165	$181,736
Cost of sales	95,701	116,386	153,984

Gross profit	16,565	11,779	27,752
Selling, delivery, general and administrative expenses	18,976	22,189	24,586

Operating income (loss)	(2,411)	(10,410)	3,166
Interest and other income	562	813	1,099
Interest expense	(340)	(402)	—

Income (loss) before minority interest and income taxes	(2,189)	(9,999)	4,265
Minority interest in consolidated subsidiaries	(77)	321	(353)
Income tax (expense) benefit	692	3,762	(1,750)

Net income (loss)	$(1,574)	$(5,916)	$2,162

Net income (loss) per outstanding common share
Class A—basic and fully diluted	$(.42)	$(1.53)	$.55
Class B—basic and fully diluted	$(.42)	$(1.53)	$.55

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

(Amounts in Thousands)

	Class A Common Stock	Class B Common Stock	Other Capital	Retained Earnings	Total
Balance, January 1, 1999	$2,224	$1,728	$83	$50,892	$54,927
Conversion from Class B to Class A	13	(13)			—
Repurchase and cancellation of Class A & Class B Shares	(39)	(9)		(424)	(472)
Net income for the year				2,162	2,162
Cash dividends—$.28 per share				(1,095)	(1,095)

Balance December 31, 1999	2,198	1,706	83	51,535	55,522
Repurchase and cancellation of Class A & Class B Shares	(115)	(36)		(806)	(957)
Net loss for the year				(5,916)	(5,916)
Cash dividends—$.28 per share				(1,067)	(1,067)

Balance December 31, 2000	2,083	1,670	83	43,746	47,582
Conversion from Class B to Class A Shares	5	(5)			—
Net loss for the year				(1,574)	(1,574)
Cash dividends—$.28 per share				(1,051)	(1,051)

Balance December 31, 2001	$2,088	$1,665	$83	$41,121	$44,957

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999

(Amounts in Thousands)

	2001	2000	1999
Cash flows from (used in) operating activities:
Net income (loss)	$(1,574)	$(5,916)	$2,162

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,465	2,548	2,574
Deferred income taxes	(420)	(130)	410
Minority interest	77	(321)	353
Net value of retail center assets written off	151	—	—
Changes in assets and liabilities:
Receivables	753	(1,011)	(1,141)
Inventories	4,855	(2,095)	(2,156)
Prepayments and other	(222)	(38)	(379)
Accounts payable	(1,008)	1,443	(483)
Accrued liabilities	(1,808)	(3,820)	(1,629)
Income taxes payable/receivable	3,281	(2,928)	(1,851)

Total adjustments	8,124	(6,352)	(4,302)

Net cash from (used in) operating activities	6,550	(12,268)	(2,140)

Cash flows from (used in) investing activities:
Additions to property, plant & equipment	(396)	(2,761)	(2,963)
Disposal of (investment in) short term investments	50	6,185	(1,235)

Net cash from (used in) investing activities	(346)	3,424	(4,198)

Cash flows from (used in) financing activities:
Proceeds from floorplan notes payable	3,751	7,928	—
Repayments of floorplan notes payable	(6,577)	(2,719)	—
Cash dividends paid	(1,051)	(1,067)	(1,095)
Minority interest contributed capital	—	—	19
Retirement of common stock	—	(957)	(472)

Net cash from (used in) financing activities	(3,877)	3,185	(1,548)

Net increase (decrease) in cash and cash equivalents	2,327	(5,659)	(7,886)
Cash and cash equivalents, beginning of year	4,896	10,555	18,441

Cash and cash equivalents, end of year	$7,223	$4,896	$10,555

Supplemental disclosures of cash flow information—
Cash paid (received) for income taxes	$(3,403)	$(706)	$3,191
Cash paid for interest expense	$373	$348	$—

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

Short-Term Investments

        At December 31, 2001 and 2000, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost which approximate fair market value. The Company intends to hold the certificates of deposit until maturity. The Company's investments were maintained in two financial institutions at December 31, 2001.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. A recap of inventories is as follows:

	2001	2000
	(Amounts in Thousands)
Raw material inventory	$5,434	$5,907
Work in process inventory	1,702	2,071
Inventory held for resale including homes repurchased under repurchase obligations	5,431	9,444

	$12,567	$17,422

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

Property Held for Sale

        The Company currently has for sale two of its formerly used production facilities, one in Dorchester, Wisconsin and the other in Tuscumbia, Alabama. Both facilities ceased operation in 2000. Production from the Dorchester, Wisconsin plant was consolidated into the Company's other Dorchester plant, while the Tuscumbia business was moved 50 miles to the Hamilton, Alabama plant. These consolidations were done as part of the Company's response to the current industry downturn.

        The properties were listed for sale in 2001 and each facility includes land, land improvements and buildings. Appraisal values and asking price for each of the properties exceeds the net book value of each. Accordingly, the statements reflect this aggregate net book value of $2,921,000 and no adjustments for impairment have been made.

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

Recently Enacted Accounting Standards

        Recent accounting standards change the treatment of business combinations, amortization of goodwill and other intangibles and disposals of long-lived asset groups. The Company does not anticipate any significant effect when these new standards are adopted in 2002.

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

2. CAPITAL STOCK:

        The shares of Class A Common Stock have no voting rights and are not convertible. The shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis. The Class A Shares may carry a preferential dividend rate. However, in no event will the dividend rate be less than the Class B shares. The weighted average of all shares outstanding in 2001, 2000 and 1999 was 3,753,000 shares, 3,854,000 shares and 3,916,000 shares, respectively. The Board of Directors has approved a stock repurchase program authorizing the Company to repurchase up to 1,100,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management's discretion. At December 31, 2001, 758,000 shares of Class A Common Stock and 60,000 shares of Class B Common Stock had been repurchased and canceled under this program.

3. INCOME TAXES:

        The deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

	2001	2000	1999
	(Amounts in Thousands)
Deferred tax asset	$2,820	$2,480	$2,240
Deferred tax (liability)	(2,450)	(2,530)	(2,420)

Net deferred tax asset (liability)	$370	$(50)	$(180)

        The tax effects of principal temporary differences and carry forwards are as follows:

	2001	2000	1999
	(Amounts in Thousands)
Nondeductible accruals & reserves	$2,663	$2,279	$2,166
Accelerated tax depreciation	(2,293)	(2,329)	(2,346)

	$370	$(50)	$(180)

        The components of income tax benefit (expense) are as follows:

	2001	2000	1999
	(Amounts in Thousands)
Current:
Federal	$240	$3,533	$(1,225)
State	32	99	(115)
Deferred:
Federal	393	(321)	(338)
State	27	451	(72)

	$692	$3,762	$(1,750)

        The income tax benefit (expense) is based on consolidated income (loss) before taxes adjusted for non-taxable income and non-deductible expense. The tax benefit (expense) reconciles with the statutory United States federal income tax rate in 2001, 2000 and 1999 as follows:

	Income Tax Expense
	2001	2000	1999
	(Amounts in Thousands)
Income taxes at statutory federal rate 34%	$744	$3,400	$(1,502)
State income taxes, net of federal tax effect	39	362	(123)
Other	(91)	—	(125)

	$692	$3,762	$(1,750)

Effective Tax Rate	32%	38%	41%

4. NOTES PAYABLE:

        The Company has agreements through some of its subsidiaries for certain inventory financing for a total loan commitment of $9,500,000 under master loan agreements. The agreements are secured by virtually all of the assets of the subsidiary companies and the guarantee of the parent company and bear interest at 1/2% over prime at December 31, 2001. Payment is due when the related home is sold. The loan agreements contain covenants restricting the subsidiaries from certain transfers of assets and business mergers and consolidation. Total interest expense related to these obligations was $340,000 for 2001 and $402,000 for 2000. The balance outstanding at December 31, 2001 was $2,383,000 and $5,209,000 at December 31, 2000.

        The Company has also entered into a $5,000,000 unsecured revolving line of credit with 1st Source Bank with interest payable monthly at the rate of .25% to .50% below the prime rate depending on the Company's leverage ratio. The line is subject to renewal on June 30, 2002 and contains covenant provisions related to financial ratios and certain other matters, with which the Company was in compliance at December 31, 2001. There was no balance outstanding at December 31, 2001.

5. OTHER ACCRUED LIABILITIES:

        Other accrued liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
	(Amounts in Thousands)
Marketing Programs	$2,734	$3,419
Product Warranty	1,764	1,764
Dividends	263	263
Other	2,145	2,907

	$6,906	$8,353

6. CONTINGENT LIABILITIES:

Repurchase Obligations

        The Company is contingently liable as of December 31, 2001 under terms of repurchase agreements with various financial institutions which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default. The Company's exposure to loss under such agreements is reduced by the resale of the repurchased home. The Company has, as of December 31, 2001, provided for losses on homes for which it has received or expects notification of repurchase.

Other Contingencies

        The Company is party to various legal proceedings from the normal course of operations. The Company has provided for anticipated losses resulting from the litigation. In management's opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company's operations or financial position.

7. RETIREMENT PLAN:

        The Company has a 401(k) retirement plan which covers substantially all employees. The Company has agreed to match a portion of the employee contributions made to the plan. The expense for this plan for the year ended December 31, 2001, 2000 and 1999 was $147,000, $187,000 and $210,000, respectively.

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

        The Company's results of operations in 2001 and 2000 by quarter are as follows:

	Quarter Ended
					Year Ended Dec. 31
	Mar 31	Jun 30	Sep 30	Dec 31
	(Amounts in Thousands except per share data)
2001:
Net sales	$24,761	$31,577	$29,992	$25,936	$112,266
Gross profit	3,088	4,839	4,642	3,996	16,565
Net income (loss)	(1,114)	107	84	(651)	(1,574)
Net income (loss) per Class A Share
Basic and Fully Diluted	(.30)	.03	.02	(.17)	(.42)
Net income (loss) per Class B Share
Basic and Fully Diluted	(.30)	.03	.02	(.17)	(.42)
2000:
Net sales	$37,473	$35,999	$29,763	$24,930	$128,165
Gross profit	4,321	4,319	2,853	286	11,779
Net income	(643)	(629)	(1,512)	(3,132)	(5,916)
Net Income per Class A Share
Basic and Fully Diluted	(.16)	(.16)	(.40)	(.81)	(1.53)
Net Income per Class B Share
Basic and Fully Diluted	(.16)	(.16)	(.40)	(.81)	(1.53)

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Liberty Homes, Inc.
Goshen, Indiana

        We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Elkhart, Indiana
February 15, 2002

BOARD OF DIRECTORS

NAME	PRINCIPAL OCCUPATION AND EMPLOYER
Edward J. Hussey	Chairman of the Board and President of Liberty Homes, Inc.
Edward Joseph Hussey	Vice President, Secretary and Assistant Treasurer of Liberty Homes, Inc.
Michael F. Hussey	Vice President—Finance and Assistant Secretary of Liberty Homes, Inc.
David M. Huffine	National Sales Manager of United General Mortgage Corporation, Bethlehem, Pennsylvania
Mitchell Day	President of Day Equipment Corporation, Goshen, Indiana
Lester M. Molnar	Retired, Former Vice President of Liberty Homes, Inc.

OFFICERS

  Edward J. Hussey, President
  Edward Joseph Hussey, Vice President and Secretary
  Michael F. Hussey, Vice President—Finance and Assistant Secretary
  Marc A. Dosmann, Vice President and Chief Financial Officer
  Bruce A. McMillan, Vice President—Sales
  Ron Atkins, Vice President—Purchasing
  Nader Tomasbi, Vice President—Engineering and Design
  Brian L. Christner, Treasurer
  Gregory T. Shank, Controller
  Dorothy L. Peterson, Assistant Treasurer

REGISTRAR & TRANSFER AGENT

  Computershare Investor Services
  Chicago, Illinois
  312.588.4194

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

QuickLinks

  Exhibit 13
THE COMPANY
SELECTED FINANCIAL DATA as of or for the year ending December 31, (Amounts in Thousands Except per Share Data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED BALANCE SHEET December 31, 2001 and 2000 (Amounts in Thousands)
CONSOLIDATED STATEMENT OF INCOME For the Years Ended December 31, 2001, 2000 and 1999 (Amounts in Thousands, Except per Share Data)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the Years Ended December 31, 2001, 2000 and 1999 (Amounts in Thousands)
CONSOLIDATED STATEMENT OF CASH FLOWS For the Years Ended December 31, 2001, 2000 and 1999 (Amounts in Thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
BOARD OF DIRECTORS