Form 10-K, Exhibit 13
period 2002-12-31
LIBERTY HOMES INC
filed 2003-03-31
CIK 59240

ANNUAL REPORT TO SHAREHOLDERS	Exhibit 13

THE COMPANY

LIBERTY HOMES, INC. and Subsidiaries design and manufacture a broad line of single and multi-section manufactured homes and modular homes and sell to numerous independent dealers throughout most of the United States and to consumers at the Company’s two retail operations.  The Company currently operates manufacturing plants in Syracuse, Indiana; Yoder, Kansas; Dorchester, Wisconsin; Leola, Pennsylvania; Sheridan, Oregon; Statesville, North Carolina; and Hamilton, Alabama.  Corporate offices, including engineering and design facilities, are located in Goshen, Indiana.

SELECTED FINANCIAL DATA

as of or for the year ending December 31,

(Amounts in Thousands Except per Share Data)

	2002	2001	2000	1999	1998
Net Sales	$91,861	$112,266	$128,165	$181,736	$190,412
Net income (loss)	$(4,551)	$(1,574)	$(5,916)	$2,162	$4,562
Net income (loss) per share	$(1.22)	$(.42)	$(1.53)	$.55	$1.15

Total assets	$53,020	$61,499	$69,769	$75,088	$77,219
Long term obligations	—	—	—	—	—
Cash dividends paid per share:
Class A & B common stock	$.28	$.28	$.28	$.28	$.28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

General – The condition of the manufactured housing industry provided many challenges during 2002.  Factors that shaped those challenges include credit issues, excess inventory and excess manufacturing capacity.

The number of financial institutions providing national wholesale lending programs continued to decline during the year including the notable exit of Conseco Finance Corp. (“Conseco”) and Deutsche Financial Services.  Furthermore, Conseco’s decision to restructure under bankruptcy protection effectively eliminated a significant source of retail financing.  That development along with the withdrawal of other major retail lenders in recent years reduced the availability of consumer credit for the purchase of manufactured housing.  The remaining retail finance sources subjected potential customers to tighter credit standards.  As a result, the reduced level of credit availability greatly lowered demand for manufactured housing.

An increased default rate on consumer loans in recent years has driven the inventory of repossessed retail homes higher.  The number of dealer defaults on wholesale financing has fallen from recent prior years, but repossessed wholesale inventory continues to be a factor.  Both retail and wholesale repossessions compete with new home orders and in the year 2002, discounting on repossessions was substantial.  Such discounting put pricing pressure on manufacturers and often resulted in the loss of new home orders.  The liquidation of repossessed homes by Conseco, a major holder of such homes, will likely in the short run further depress the pricing of these homes.

The Institute of Building Technology and Safety (“Institute”) reported new home shipments during 2002 were 13% less than the prior year.  Since 1999, the year during which the current slump began, new home shipments have dropped 52% in total.  As a result, this lower volume has placed pressure on manufacturers’ abilities to absorb fixed costs.  Accordingly during 2002, manufacturers continued to place production facilities off stream and sell or offer for sale many of these plants.  The Institute reported there were 233 plants producing homes at the end of 2002 after beginning the year with 277.  At the end of 1999, 323 plants were producing homes.

Results of Operations – Operations by the Company during 2002 were greatly impacted by the conditions of the industry.  The Company marketed its products in most areas of the United States during 2002.  Multi-section homes accounted for 76% of shipments.  Industry-wide, 78% of homes shipped were multi-section homes.

Net sales for 2002 were $91,861,000, a $20,405,000 decrease from the year 2001.  Net sales in 2001 decreased by $ 15,899,000 to $112,266,000 from 2000 net sales of $128,165,000.  The Company sold 20% fewer homes during 2002 than during 2001 and 22% fewer in 2001 than 2000.

Gross profit was $10,875,000 or 12% of net sales in 2002, $16,565,000 or 15% of net sales in 2001 and $11,779,000 or 9% of net sales in 2000.  In the face of declining revenues, fixed manufacturing costs were difficult to absorb.  The focus on cost controls continued throughout the year.  In a major cost cutting effort made at the end of 2002, the Company ceased production at the Company’s Ocala Florida plant.  The plant is held for sale.

Selling, delivery, general and administrative expenses totaled $18,239,000 in 2002, including $877,000 reserved as closing costs for the Florida facility.  These expenses were $18,976,000 and $22,189,000 in 2001 and 2000, respectively.

Interest and other income was $55,000 in 2002, $562,000 in 2001 and $813,000 in 2000 and primarily results from interest income earned from the Company’s investment of cash.  Variances are due to varying interest rates and the amount of cash available to invest.

Continued declining sales created a difficult environment in which to operate.  The Company was unable to fully counteract this condition and with the costs associated with the closed Ocala, Florida facility, operations for the year produced a net loss of $4,551,000 in 2002 compared to a net loss of $1,574,000 in 2001 and net loss of $5,916,000 in 2000.

Liquidity and Capital Resources – Cash and cash equivalents and short-term investments decreased during the year to $4,608,000 at December 31, 2002, compared to $7,523,000 at the end of 2001.  Working capital was $18,305,000 at year end 2002 and $23,031,000 at year end 2001. The current ratio was 2.8 to 1 at the end of both years.

During 2000, the Company consolidated the operations of one of its Wisconsin manufacturing facilities and one of its Alabama manufacturing facilities into nearby production facilities.  These two facilities were listed for sale during 2001 with the appraisal values and asking prices in excess of the net book value of each.  At the end of 2002, the Company ended production at its Ocala, Florida plant and began preparations to market the facility.  The Company has neither listed the property for sale nor had an appraisal of fair market value made.  Based on discussions with a realtor, the Company believes the fair market value of the Florida property also exceeds net book value.  All three facilities are conducive to manufacturing or warehousing operations and can fit a wide variety of uses.  The Company hopes to sell all of these properties during the next year for amounts that exceed their net book value plus the costs of disposal.  At December 31, 2002, the aggregate net book value of all these facilities was $4,581,000.

The Company is contingently liable under agreements to third party financing companies that require the Company, under certain conditions, to repurchase homes it sells to its dealers.  The Company believes, as of December 31, 2002, the value of all homes subject to repurchase is approximately $14,000,000.  The risk of loss under these agreements is spread over many dealers and is further reduced by the resale value of the homes.  During 2001 and 2002, the Company funded all of its repurchase obligations through internal sources.  As of December 31, 2002, the Company has made provisions for all obligations of which it is aware plus any potential repurchases the Company deems likely to be required.  Any significant change could place unplanned demands on future cash flows.

The Company has secured line of credit agreements, which provide up to $2,790,000 to finance some of its inventory held for retail sale and an unsecured line of credit of $5,000,000.  At December 31, 2002, $895,000 was payable on the secured credit agreements and nothing was borrowed on the unsecured credit line.

The Company believes that cash flow from operations, cash reserves and credit arrangements currently in place will be sufficient to meet the Company’s requirements in the year 2003.  The Company has taken into consideration the current conditions in which the Company operates.  Any additional downturn in the industry could affect the Company and cause it to seek additional lines of credit.

Outlook and Risk Factors – Nationally the manufactured housing industry has experienced a severe slump, which began in mid-1999.  Year on year shipments declined 13% and 23% for the years ended 2002 and 2001, respectively and many of the factors that precipitated this downturn continue to impact the industry.

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

The spate of dealer failures that occurred industry-wide in 2000 slowed during the last two years. However, it is difficult to project what may happen with the existing dealer base in the future.  Continued fallout among this part of the distribution chain may disrupt the market.

The distribution system for the Company’s modular homes may be somewhat different.  While the Company sells some of its modular homes to traditional manufactured home retailers, a large percentage of modular homes are sold to builder developers who do not as a rule stock homes for display.  Consequently, homes sold to such builder developers are not subject to repurchase as described above.  As the modular portion of the Company’s business grows, the Company’s contingent liability for repurchase of homes should proportionately shrink.

The Company’s operations run parallel to the forces in the industry and are impacted by the same risk factors affecting the industry.  Since the Company produces only to dealers’ orders and sales backlogs are traditionally short, the order activity at the Company is indicative of the day to day retail sales activity of its products. Any changes affecting retail customer demand, such as cost, unemployment and the factors previously mentioned, may have an immediate effect on the Company’s operations. Additional risk factors of the Company are described in the Liquidity and Capital Resources section of this discussion and in the Notes to Consolidated Financial Statements, Note Six, Contingent Liabilities.

Critical Accounting Policies and Estimates – The Notes to Consolidated Financial Statements contain descriptions in Note One, Accounting Policies, of the Company’s accounting policies which were used in the preparation of the financial information used in this report and in other publicly disclosed information.  These policies are Generally Accepted Accounting Policies used in the United States (GAAP).  The preparation of the financial information requires management’s use of judgment and estimates in the valuation of certain assets and liabilities, recognition of certain expenses and the disclosure of contingencies.  It is management’s opinion that this use of judgment and estimates has been done in compliance with GAAP.

The Company’s critical accounting policies and estimates are used in establishing amounts for warranty, repurchase obligations, lawsuit reserves, deferred tax valuation and the valuation of property held for sale.  Management has discussed with the Company’s Audit Committee the effects of the application of these critical accounting policies and estimates.  All of these estimates relate to unsettled transactions and events.  Accordingly, upon settlement, actual amounts may differ from these estimated amounts.

Warranty – Management uses a combination of the analysis of historical warranty expense and judgments regarding the average period of time after the sale of its homes in which warranty claims arise to establish reserves for the cost of potential warranty work that may need to be performed on homes sold by the Company.

Repurchase Obligations – Estimates are used to determine reserves for potential losses the Company may realize on the resale of homes that it has received requests to repurchase but not yet repurchased or on homes that management deems likely to be repurchased.  These estimates are based on current market conditions of the supply of repurchased homes and the value for which recent repurchased homes have been sold.  The Liquidity and Capital Resources section of Management’s Discussion and Analysis, and Note Six, Contingent Liabilities, in the Notes to Consolidated Financial Statements include additional discussion about the Company’s repurchase obligations.

Lawsuits – The Company is party to various legal proceedings from the normal course of operations. Management analyzes the facts and circumstances of each specific claim and determines the merit of establishing a reserve for a potential settlement amount.  On those claims for which a settlement seems likely, a reserve is set after review with legal counsel and a review of the outcome of similar claims.

Deferred Taxes – The Company calculates the difference between the amounts of income and expense items determined according to GAAP and the amounts determined by the various tax laws and regulations effective for the areas in which the Company operates. The predominant incidence of these differences result from differences in the timing of the recognition of income or expense. An estimate of the value of these items is made using the prevailing tax rates.  These rates may change at the time the differences are actually realized for tax purposes and may therefore be different than management’s original estimates.  Management also estimates the time at which these timing differences will cease and the time at which future operations will be affected by the deferred taxes.  Additional information about deferred taxes is included in the appropriate section of Note One, Accounting Policies, and in Note Three, Income Taxes, of the Notes to Consolidated Financial Statements.

Property Held For Sale – Management has estimated the market value of properties held for sale to be in excess of the net book value plus disposal cost of the properties.  They have analyzed appraisals and reports by realtors to establish the market valuations in making this estimate.  The Liquidity and Capital Resources section of Management’s Discussion and Analysis and the appropriate section of Note One of the Notes to Consolidated Financial Statements include additional discussion about the Company’s property held for sale.

Forward Looking Information – The discussion above contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include statements regarding industry and company outlooks and risk factors.  The Company may make other forward looking statements orally or in writing from time to time.  All such forward looking statements are not guaranties of future events or performance and involve risks and uncertainties. Actual results may differ materially from those in the forward looking statements as the result of a number of material factors.  These factors include without limitation, the availability of financing credit at both the wholesale and retail level, the availability of a competent workforce, the regulation of the industry at the federal, state and local levels, changes in interest rates, the stability of dealer distribution networks, unanticipated results in pending legal proceedings and the condition of the economy and its effect on consumer confidence.

CAPITAL STOCK

The Company’s Class A and Class B Common Stock are traded on the NASDAQ Stock Market. As of February 20, 2003, there were approximately 225 holders of record of the Company’s Class A Common Stock and approximately 150 holders of record of the Company’s Class B Common Stock. The following table shows the high and low closing bid price per share for the Company’s Class A and Class B Common Stock for each of the quarters in 2002 and 2001 as well as cash dividends paid in each quarter in 2002 and 2001.  During 2002, the Board of Directors deferred their quarterly meeting, normally held in late December, to early January 2003.  As a result, the quarterly dividend, normally declared each year at the December meeting to be paid in the first quarter of the following year, was not declared until the first month of 2003.  Accordingly, although the date of the Company’s dividend declaration changed during 2002, the dividend payment policy has not changed.

	Price per Share ($)				Cash Dividends Paid per Share
	2002		2001
	High	Low	High	Low	2002	2001
First Quarter:
Class A Common	7.10	4.50	5.19	4.69	$.07	$.07
Class B Common	7.90	4.85	5.06	4.88	$.07	$.07
Second Quarter:
Class A Common	7.70	5.35	6.30	5.06	$.07	$.07
Class B Common	7.51	6.50	5.90	5.00	$.07	$.07
Third Quarter:
Class A Common	6.00	4.50	7.20	4.90	$.07	$.07
Class B Common	6.95	4.70	7.00	5.05	$.07	$.07
Fourth Quarter:
Class A Common	5.90	4.02	5.99	4.85	$.07	$.07
Class B Common	6.55	5.20	5.90	5.75	$.07	$.07

March 14, 2003

To Our Shareholders:

As mentioned in Management’s Discussion and Analysis, the year 2002 provided another year of substantial challenges to the manufactured housing industry and to Liberty Homes, Inc.  Industry over-capacity, excess inventory, tightened credit standards, fewer financial institutions servicing the industry and dealer failures continued to fuel the poor environment in which the Company operated.

The Company responded by focusing on new and innovative products, exploring new avenues into the homebuyers’ market and by controlling costs.  At the end of 2002, production was halted at the Company’s Ocala, Florida facility.  The plant is currently held for sale.

During the year 2002, the Company generated net sales of $91,861,000.  This amount represents a decrease of $20,405,000 from the prior year.  The Company sustained a net loss of $4,551,000 during the year compared to net loss of $1,574,000 in 2001.

Once again, we want to take this opportunity to thank our shareholders, employees and suppliers for their efforts and continuing support.

Very truly yours,

LIBERTY HOMES, INC.

/s/Edward J, Hussey
Edward J. Hussey
President

pkm

CONSOLIDATED BALANCE SHEET

December 31, 2002 and 2001 (Amounts in Thousands)

	2002	2001
ASSETS
Current Assets:

Cash and cash equivalents	$4,308	$7,223

Short term investments	300	300

Receivables	5,815	10,506

Inventories	10,644	12,567

Deferred tax asset	3,441	2,820

Income taxes refundable	1,912	362

Prepayments and other	2,148	2,248

Total current assets	28,568	36,026

Property, Plant and Equipment:

Land	2,014	2,176

Buildings and improvements	23,580	25,726

Machinery and equipment	20,735	21,720

	46,329	49,622

Less accumulated depreciation	26,458	27,067

	19,871	22,555

Property held for sale	4,581	2,918

	$53,020	$61,499

The accompanying notes are an integral part of the consolidated financial statements.

LIBERTY HOMES, INC.

	2002	2001
LIABILITIES

Current Liabilities:

Accounts payable	$1,779	$2,651

Floorplan notes payable	895	2,383

Accrued compensation & payroll taxes	1,150	1,055

Other accrued liabilities	6,439	6,906

Total current liabilities	10,263	12,995

Deferred Income Taxes	2,732	2,450

Minority Interest in Consolidated Subsidiaries	929	1,097

Contingent Liabilities	—	—

SHAREHOLDERS’ EQUITY
Capital Stock:
Class A, $1 par value, Authorized - 7,500,000 shares; Issued and outstanding – 1,995,000 in 2002 and 2,088,000 in 2001	1,995	2,088

Class B, $1 par value, convertible to Class A, Authorized – 3,500,000 shares; Issued and outstanding – 1,659,000 in 2002 and 1,665,000 in 2001	1,659	1,665

Other Capital	83	83

Retained Earnings	35,359	41,121

	39,096	44,957

	$53,020	$61,499

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000

(Amounts in Thousands, Except per Share Data)

	2002	2001	2000

Net sales	$91,861	$112,266	$128,165
Cost of sales	80,986	95,701	116,386

Gross profit	10,875	16,565	11,779

Selling, delivery, general and administrative expenses	18,239	18,976	22,189

Operating loss	(7,364)	(2,411)	(10,410)

Interest and other income	55	562	813
Interest expense	(152)	(340)	(402)

Loss before minority interest and income taxes	(7,461)	(2,189)	(9,999)
Minority interest in consolidated subsidiaries	168	(77)	321
Income tax benefit	2,742	692	3,762

Net loss	$(4,551)	$(1,574)	$(5,916)

Net loss per outstanding common share
Class A — basic and fully diluted	$(1.22)	$(.42)	$(1.53)
Class B — basic and fully diluted	$(1.22)	$(.42)	$(1.53)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

(Amounts in Thousands)

	Class A Common Stock	Class B Common Stock
			Other Capital	Retained Earnings
					Total

Balance, January 1, 2000	$2,198	$1,706	$83	$51,535	$55,522
Repurchase and cancellation of Class A & Class B Shares	(115)	(36)	(806)	(957)
Net loss for the year				(5,916)	(5,916)
Cash dividends declared				(1,067)	(1,067)
Balance December 31, 2000	2,083	1,670	83	43,746	47,582
Conversion from Class B to Class A Shares	5	(5)	—
Net loss for the year				(1,574)	(1,574)
Cash dividends declared				(1,051)	(1,051)
Balance December 31, 2001	$2,088	$1,665	$83	$41,121	$44,957
Conversion from Class B to Class A Shares	6	(6)	—
Repurchase and cancellation of Class A Shares	(99)			(431)	(530)
Net loss for the year				(4,551)	(4,551)
Cash dividends declared				(780)	(780)
Balance December 31, 2002	$1,995	$1,659	$83	$35,359	$39,096

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

(Amounts in Thousands)

	2002	2001	2000
Cash flows from (used in) operating activities:
Net loss	$(4,551)	$(1,574)	$(5,916)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,039	2,465	2,548
Deferred income taxes	(339)	(420)	(130)
Minority interest	(168)	77	(321)
Gain on sale of property, plant & equipment	(37)	—	—
Net value of retail center assets written off	—	151	—
Changes in assets and liabilities:
Receivables	4,691	753	(1,011)
Inventories	1,923	4,855	(2,095)
Prepayments and other	100	(222)	(38)
Accounts payable	(872)	(1,008)	1,443
Accrued liabilities	(109)	(1,808)	(3,820)
Income taxes payable/receivable	(1,550)	3,281	(2,928)
Total adjustments	5,678	8,124	(6,352)

Net cash from (used in) operating activities	1,127	6,550	(12,268)

Cash flows from (used in) investing activities:
Additions to property, plant & equipment	(1,349)	(396)	(2,761)
Proceeds from sale of property, plant & equipment	368	—	—
Disposal of short term investments	—	50	6,185
Net cash from (used in) investing activities	(981)	(346)	3,424

Cash flows from (used in) financing activities:
Proceeds from floorplan notes payable	1,152	3,751	7,928
Repayments of floorplan notes payable	(2,640)	(6,577)	(2,719)
Cash dividends paid	(1,043)	(1,051)	(1,067)
Retirement of common stock	(530)	—	(957)
Net cash from (used in) financing activities	(3,061)	(3,877)	3,185

Net increase (decrease) in cash and cash equivalents	(2,915)	2,327	(5,659)
Cash and cash equivalents, beginning of year	7,223	4,896	10,555

Cash and cash equivalents, end of year	$4,308	$7,223	$4,896

Supplemental disclosures of cash flow information -
Cash received for income taxes	$811	$3,403	$706
Cash paid for interest expense	$152	$373	$348

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

Short-Term Investments

At December 31, 2002 and 2001, short term investments consisted primarily of certificates of deposit with original maturities of 90 days to 12 months and readily convertible to cash. These investments are carried at cost, which approximates fair market value.  The Company intends to hold the certificates of deposit until maturity.  The Company’s investments were maintained in two financial institutions at December 31, 2002.

Accounts Receivable

The Company accounts for trade receivables using the amounts billed to its customers. Past due receivables are determined based on the contractual terms of the transactions billed.  The Company does not accrue interest on any of its trade receivables.  From time to time the Company reviews accounts receivable for amounts that may seem uncollectable.  Based on the current circumstances of customers, specific transactions and economic conditions, the Company establishes an allowance for doubtful collection of receivables.  When collection attempts are deemed to have failed, the receivable is charged against the allowance.  The Company’s allowances are immaterial.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.  A recap of inventories is as follows:

(Amounts in Thousands)	2002	2001
Raw material inventory	$5,344	$5,434
Work in process inventory	1,927	1,702
Inventory held for sale	3,373	5,431
	$10,644	$12,567

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Depreciation is taken over the estimated useful life of the asset and is provided principally on the straight-line method.

When assets are retired or disposed, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in operations.  Operations are charged with all maintenance, repairs and rearrangement expenses, while betterments and renewals which increase the productive capacity of assets are capitalized and depreciated. The properties are reviewed for impairment when events indicate the value may not be fully recoverable.

Property Held for Sale

The Company currently has for sale three of its former production facilities, one each in Ocala, Florida, Dorchester, Wisconsin and Tuscumbia, Alabama.  The Wisconsin and Alabama facilities ceased operation in 2000.  Production from the Dorchester, Wisconsin plant was consolidated into the Company’s other Dorchester plant, while the Tuscumbia business was moved 50 miles to the Hamilton, Alabama plant.  At the end of 2002, production ceased at the Florida plant. The Company is preparing this facility for sale and will serve this market area from its other facilities. These closings were done as part of the Company’s response to the current industry downturn.

The Wisconsin and Alabama properties are listed for sale and each facility includes land, land improvements and buildings.  Appraisal values and asking price for each of these two properties exceeds the net book value of each.  The Florida property has neither been listed for sale nor formally appraised.  Based on discussions with a realtor, the Company believes the fair market value of the Florida property exceeds net book value.

All three facilities can fit a wide variety of utilization.  The Company anticipates selling all of these properties for amounts that exceed their net book value plus disposal costs.  Accordingly, the statements reflect the aggregate net book value of $4,581,000 for all these properties and no adjustments for impairment have been made.

Product Warranty Costs

Estimated warranty obligations are provided at the time of sale.  This estimate is made from an analysis of the Company’s historical warranty cost.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of ending assets and liabilities.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the tax change enactment date.

Recently Enacted Accounting Standards

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases and early extinguishment of debt were issued in 2002.  Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company’s financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Effective 2002, the Company adopted SFAS No. 144, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”  The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations.  Any long-lived assets to be disposed of by sale are to be measured at the lower of book value or fair value less cost to sell.  SFAS No. 144 also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The adoption of SFAS No. 144 did not have a material effect on the Company’s financial statements.

Earnings Per Share

Basic and diluted earnings per share are computed based on weighted average Class A and Class B shares outstanding.  There are no options or warrants outstanding to create a dilutive effect.

Revenue Recognition

Revenue is recognized when title is transferred upon shipment.

Delivery Revenues and Costs

The Company includes in net sales the amounts billed to its customers for delivery services.  The costs of these services are included in the Company’s selling, delivery, general and administrative expenses.

Nature of Business, Risks and Uncertainties

The Company designs, manufactures and sells at wholesale a broad line of single and multi-section manufactured homes and multi-section modular homes to numerous independent dealers in the United States who may utilize floorplan financing arrangements with lending institutions.  Continued availability of credit to these dealers is vital to the Company’s business.  The Company considers itself to be in the industry segment of manufacturing homes as other operations are immaterial.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, upon settlement, actual amounts may differ from estimated amounts.  The most notable assumptions included in the financial statements involve product warranty costs, potential repurchase obligations on dealer floorplan financing arrangements, lawsuits, deferred taxes and property held for sale.  More discussion on these assumptions is included in the

Critical Accounting Policies and Estimates portion of the Management’s Discussion and Analysis section of this report.

2.  CAPITAL STOCK:

The shares of Class A Common Stock have no voting rights and are not convertible.  The shares of Class B Common Stock have voting rights of one vote per share and are convertible into Class A Common Stock on a one for one basis.  The Class A Shares may carry a preferential dividend rate.  However, in no event will the dividend rate be less than the Class B shares.  The weighted average of all shares outstanding in 2002, 2001 and 2000 was 3,727,000 shares, 3,753,000 shares and 3,854,000 shares, respectively.  The Board of Directors has approved a stock repurchase program authorizing the Company to repurchase up to 1,100,000 outstanding shares of its Class A and Class B Common Shares on the open market or in negotiated transactions at management’s discretion.  At December 31, 2002, 856,000 shares of Class A Common Stock and 61,000 shares of Class B Common Stock had been repurchased and canceled under this program. During 2002, the Board of Directors deferred their quarterly meeting, normally held in late December, to early January 2003.  As a result, the quarterly dividend, normally declared each year at the December quarterly meeting to be paid in the first quarter of the following year, was not declared until the first of 2003.  Accordingly, although the date of the Company’s dividend declaration changed during 2002, the dividend payment policy has not changed.

3.  INCOME TAXES:

The deferred taxes in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities:

(Amounts in Thousands)	2002	2001	2000
Deferred tax asset	$3,441	$2,820	$2,480
Deferred tax liability	(2,732)	(2,450)	(2,530)
Net deferred tax asset (liability)	$709	$370	$(50)

The tax effects of principal temporary differences and carry forwards are as follows:

(Amounts in Thousands)	2002	2001	2000
Nondeductible accruals & reserves	$3,097	$2,663	$2,279
Accelerated tax depreciation	(2,388)	(2,293)	(2,329)
	$709	$370	$(50)

The components of income tax benefit are as follows:

(Amounts in Thousands)	2002	2001	2000
Current:
Federal	$2,431	$240	$3,533
State	(28)	32	99
Deferred:
Federal	(135)	393	(321)
State	474	27	451
	$2,742	$692	$3,762

The income tax benefit is based on consolidated loss before taxes adjusted for non-taxable income and non-deductible expense.  The tax benefit reconciles with the statutory United States federal income tax rate in 2002, 2001 and 2000 as follows:

	Income Tax Expense
(Amounts in Thousands)	2002	2001	2000
Income taxes at statutory federal rate 34%	$2,537	$744	$3,400
State income taxes, net of federal tax effect	294	39	362
Other	(89)	(91)	—
	$2,742	$692	$3,762

Effective Tax Rate	37%	32%	38%

4.  NOTES PAYABLE:

The Company has agreements through some of its subsidiaries for certain inventory financing for a total loan commitment of $2,790,000 under master loan agreements.  The agreements are secured by virtually all of the assets of the subsidiary companies and the guarantee of the parent company and bear interest at 1/2% over prime at December 31, 2002.  Payment is due when the related home is sold.  The loan agreements contain covenants restricting the subsidiaries from certain transfers of assets and business mergers and consolidation.  Total interest expense related to these obligations was $152,000 for 2002 and $340,000 for 2001.  The balance outstanding at December 31, 2002 was $895,000 and $2,383,000 at December 31, 2001.

The Company has also entered into a $5,000,000 unsecured revolving line of credit with 1st Source Bank with interest payable monthly at the rate of .25% to .50% below the prime rate depending on the Company’s leverage ratio.  The line is subject to renewal on June 30, 2003 and contains covenant provisions related to financial ratios and certain other matters, with which the Company was in compliance at December 31, 2002.  There was no balance outstanding at December 31, 2002.

5.  OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 2002 and 2001 are as follows:

(Amounts in Thousands)	2002	2001
Marketing Programs	$1,774	$2,734
Product Warranty	2,081	1,764
Dividends	—	263
Other	2,584	2,145
	$6,439	$6,906

6.  CONTINGENT LIABILITIES:

Repurchase Obligations

The Company is contingently liable under terms of repurchase agreements with various financial institutions, which provide for the repurchase of its homes sold to dealers under floor plan financing arrangements upon dealer default.  The Company believes, as of December 31, 2002, the value of all homes subject to repurchase is approximately $14,000,000.  The risk of loss under these agreements is spread over many dealers and is further reduced by the resale value of the homes. The Company has, as of December 31, 2002, provided for losses on homes for which it has received or expects notification of repurchase.

Other Contingencies

The Company is party to various legal proceedings from the normal course of operations.

The Company has provided for anticipated losses resulting from the litigation.  In management’s opinion, the Company has adequate legal defenses and does not believe these suits will materially affect the Company’s operations or financial position.

7.  RETIREMENT PLAN:

The Company has a 401(k) retirement plan which covers substantially all employees.  The Company has agreed to match a portion of the employee contributions made to the plan.  The expense for this plan for the year ended December 31, 2002, 2001 and 2000 was $132,000, $147,000 and $187,000, respectively.

8.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The Company’s results of operations in 2002 and 2001 by quarter are as follows:

(Amounts in Thousands except per share data)

					Year Ended Dec. 31
	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2002:
Net sales	$21,899	$24,668	$23,959	$21,335	$91,861
Gross profit	2,607	3,667	2,736	1,865	10,875
Net loss	(981)	(462)	(1,241)	(1,867)	(4,551)
Net loss per
Class A Share
Basic and Fully Diluted	(.26)	(.12)	(.33)	(.51)	(1.22)
Net loss per
Class B Share
Basic and Fully Diluted	(.26)	(.12)	(.33)	(.51)	(1.22)

2001:
Net sales	$24,761	$31,577	$29,992	$25,936	$112,266
Gross profit	3,088	4,839	4,642	3,996	16,565
Net income (loss)	(1,114)	107	84	(651)	(1,574)
Net Income (loss) per Class
A Share
Basic and Fully Diluted	(.30)	.03	.02	(.17)	(.42)
Net Income (loss) per Class
B Share
Basic and Fully Diluted	(.30)	.03	.02	(.17)	(.42)

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Liberty Homes, Inc.

Goshen, Indiana

We have audited the accompanying consolidated balance sheets of Liberty Homes, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Homes, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Elkhart, Indiana
February 18, 2003

BOARD OF DIRECTORS

NAME PRINCIPAL OCCUPATION AND EMPLOYER

Edward J. Hussey	Chairman of the Board and President of Liberty Homes, Inc.

Edward Joseph Hussey	Vice President, Secretary and Assistant Treasurer of Liberty Homes, Inc.

Michael F. Hussey	Vice President - Finance and Assistant Secretary of Liberty Homes, Inc.

David M. Huffine	President, David M. Huffine & Associates, Crown Point, Indiana

Mitchell Day	President of Day Equipment Corporation, Goshen, Indiana

Lester M. Molnar	Retired, Former Vice President of Liberty Homes, Inc.

OFFICERS
Edward J. Hussey, President
Edward Joseph Hussey, Vice President and Secretary
Michael F. Hussey, Vice President - Finance and Assistant Secretary
Marc A. Dosmann, Vice President and Chief Financial Officer
Bruce A. McMillan, Vice President - Sales
Ron Atkins, Vice President – Purchasing
Nader Tomasbi, Vice President – Engineering and Design
Brian L. Christner, Treasurer
Gregory T. Shank, Controller
Dorothy L. Peterson, Assistant Treasurer

REGISTRAR & TRANSFER AGENT
Computershare Investor Services
Chicago, Illinois
312.588.4194

AUDITORS
Crowe, Chizek and Company LLP
Elkhart, Indiana

LEGAL COUNSEL
Hodges & Davis PC
Merrillville, Indiana

Barrett & McNagny
Fort Wayne, Indiana

ANNUAL REPORT ON FORM 10-K

The Liberty Homes, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders at no charge upon written request to Liberty Homes, Inc., PO Box 35, Goshen, Indiana 46527-0035, attention Marc A. Dosmann.